                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               AMENDMENT NO. 1 TO
                               ------------------
                                   FORM 10-SB

   GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS UNDER
          SECTION 12 (b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                          KINeSYS PHARMACEUTICALS, INC.
--------------------------------------------------------------------------------
                 (Name of Small Business Issuer in its Charter)

          Nevada                                        98-0210050
----------------------------------       ---------------------------------------
  (State or other jurisdiction of          (I.R.S. Employer Identification No.)
  incorporation or organization)

     3771 Jacombs Road, Unit 415
    Richmond, B.C., Canada V6V 2L9                        N/A
-----------------------------------------   ------------------------------------
 (Address of principal executive offices)              (Zip Code)

Issuer's telephone number: (604) 279-0363

Securities registered pursuant to Section 12(b) of the Act:

      Title of each class                     Name of each exchange on which
      to be so registered                     each class is to be registered

             N/A                                          N/A
----------------------------------         -------------------------------------



Securities registered pursuant to Section 12(g) of the Act:

Common Stock, $0.00001 par value per share
--------------------------------------------------------------------------------
                                (Title of Class)

                          KINeSYS PHARMACEUTICAL, INC.

                               AMENDMENT NO. 1 TO
                               ------------------
                                   FORM 10-SB

                                TABLE OF CONTENTS

PART I
Item 1.        Description of Business
Item 2.        Management's Discussion and Analysis
Item 3.        Description of Property
Item 4.        Security Ownership of Certain Beneficial Owners and Management
Item 5.        Directors, Executive Officers, Promoters and Control Persons
Item 6.        Executive Compensation
Item 7.        Certain Relationships and Related Transactions
Item 8.        Description of Securities

PART II
Item 1. Market Price of and Dividends on the Registrant's Common Equity and other Shareholder Matters
Item 2.        Legal Proceedings
Item 3.        Changes in and Disagreements with Accountants
Item 4.        Recent Sales of Unregistered Securities
Item 5.        Indemnification of Directors and Officers

PART F/S
Financial Statements

PART III
Item 1.        Index to Exhibits
Item 2.        Description of Exhibits

         STATISTICAL INFORMATION RELATING TO THE SKIN CARE INDUSTRY INCLUDED IN THIS REGISTRATION STATEMENT IS DERIVED BY THE COMPANY FROM RECOGNIZED INDUSTRY REPORT REGULARLY PUBLISHED BY INDUSTRY ASSOCIATION AND INDEPENDENT CONSULTING AND DATA COMPILATION ORGANIZATIONS IN THESE INDUSTRIES, INCLUDING A.C. NEILSON CO.

PART I

ITEM 1.  DESCRIPTION OF BUSINESS

OVERVIEW OF BUSINESS

(1)      Principal products and their markets

         KINeSYS Pharmaceuticals, Inc. ("Kinesys," "Company" or "Issuer") is engaged in the design, development, and marketing of a complete line of body and skin care products designed specifically for athletes and active individuals. KINeSYS' products are currently divided into three functional product lines: sun care, treatment and daily use products. Each product is designed specifically to meet the requirements of professional athletes and active, health conscious individuals. KINeSYS contracts the manufacturing of its products to several pharmaceutical manufacturers located in both British Columbia and Ontario, Canada. KINeSYS products are distributed for sale to customers in Canada and the United States.

KINESYS' PRODUCTS

         Kinesys' product line includes the following products, organized into three functional lines: sun care products, treatment products, and daily use products.

SUN CARE PRODUCT LINE

- Quick Dry Sprays. KINeSYS' line of sunscreen sprays protect the skin effectively with hands-free application and without any greasy residue. The complete line of sunscreen sprays with SPF factors of 8, 15, and 30 are all PABA-free, alcohol-free, and oil-free, and are water, sweat and sand resistant. They are designed to protect all skin types from the sun's damaging UVA and UVB rays.

- Protective Creams. The KINeSYS SPF 30 cream is recognized by the Canadian Melanoma Foundation for containing the physical sun block titanium dioxide, resulting in superior protection for sensitive skin.

- Sun Stick. The KINeSYS SPF 30 Sun Protection Stick is specially formulated with titanium dioxide for protection of sensitive lips, nose and ears.

- Insect Repellent. The KINeSYS SPF 15 with Insect Repellent offers all the benefits of the quick spray sunscreen products with the added feature of a safe and effective insect repellent. With its the hands-free application it is popular with outdoor sporting and recreation enthusiasts.

TREATMENT PRODUCT LINE

- Muscle Balm Analgesic Stick. This product uses a clean-hands mode of application to deliver a pain relieving and inflammation reducing balm. The muscle balm contains a higher concentration of rapidly absorbed active ingredients compared to the majority of other products of its kind on the non-prescription market.

- Athletic Foot Spray. The KINeSYS Foot Spray is a fast drying non-aerosol spray that prevents and treats minor fungal and bacterial infections while at the same time controlling foot odor.

- First Aid Treatment / After-Sun Soothing Spray. This spray contains a local anesthetic to soothe dry, chapped, wind and sunburned skin and to relieve the pain and/or itching associated with minor burns, scrapes, and non-poisonous insect bites. It has a pleasant fragrance and a non-oily aloe vera base and is

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applied via a non-aerosol pump.

DAILY USE PRODUCT LINE

- Daily Moisturizer. The KINeSYS Daily Moisturizer is an oil-free moisturizer that also contains a SPF 6 level sunscreen to provide light protection from ultra-violet radiation. It absorbs quickly, is non-greasy, non-comedogenic and is fragrance free.

- Sport Body Wash. The KINeSYS Sport Body Wash is a non-soap preparation that controls body odor and prevents infection with the inclusion of Triclosan, an anti-bacterial ingredient.

- Shampoos. The KINeSYS Sport Shampoo with conditioner is designed to control residue build up from swimming pools, salt water, and heavily mineralized tap water. The shampoo restores moisture lost through exposure to the elements such as the sun, salt water, chlorine, wind and blow-drying. Its special 2 in 1 formula with a built in conditioner is pH balanced and is gentle enough to use every day without losing its effectiveness. It also prevents hair discoloration that is commonly associated with chlorine and exposure to the elements.

     The KINeSYS Vigor Shampoo acts as a natural medicated shampoo that is perfect for the active individual who suffers from a dry itchy scalp and dandruff. Its active ingredients are eucalyptus, which refreshes, invigorates, and stimulates the scalp, and tea tree oil, which soothes and heals an irritated scalp.

RESEARCH AND DEVELOPMENT

         Kinesys develops its products through the collaborative efforts of contract chemists, a Scientific Advisory Board comprised of Kinesys consultants, and Kinesys' own employees. The Scientific Advisory Board provides critical guidance and technical expertise in the area of research and development, resulting in products that are comprised of novel and high quality ingredients that meet and exceed the demands of athletes and active individuals. Each member of the Advisory Board contributes a unique area of expertise to Kinesys' product development, product evaluation, formulation optimization and quality control.

(2)       Distribution methods of the products

         Retail stores have traditionally been the primary distribution channels for all Kinesys products. The three main areas of retail distribution include pharmacies, supermarkets and mass merchandisers. Access to all three of these distribution systems is through distributors, agents and/or brokers. The Company generally works with distributors who purchase the product and marketing tools on a thirty-day term and resell the product to their accounts. In this relationship, the distributor assumes responsibility for product sales, promotion, marketing and managing their own receivables, thereby allowing Kinesys to simplify the administrative workload that accompanies expansion. The Company is presently working with agents in a focused market area of western Canada and the western United States. The agent/broker represents Kinesys products in concert with other products they represent and are paid by the Company a commission on the wholesale value of the products being distributed.

         In 1998, Kinesys products were represented in over 2,000 retail locations, up from 128 in 1997. Important accounts in Canada in 1998 included Shoppers Drug Mart, London Drugs, Pharmasave and Pharma Plus. In the United States, the Company was able to secure distribution with Rite Aid (formerly Thrifty - Payless Drugs).

         The secondary distribution channels for Kinesys products have been through sporting goods stores, specialty stores, and golf courses. These distribution channels have proven to be effective in establishing the Kinesys brand within its target market. The Company has numerous contracts with agents and distributors in these areas, including AMER Sports Canada Inc. with 27 sales representatives across Canada representing the Kinesys product in golf clubhouses and sporting goods stores. In 1998, these efforts resulted in Kinesys being distributed in over 400 locations, up from 200 in 1997.

         A third distribution channel for Kinesys products is direct marketing. The Company has had some success over the past year in marketing its products directly in specialty markets such as golf tournaments, hotel mini bars, cruise lines and corporate accounts.

         The Company's final distribution channel is direct marketing through the Company's toll free telephone number from its website. The Company believes that this is an important and developing distribution channel and will be increasing its efforts to facilitate more sales through the Internet.

(3)      New products

         Kinesys intends to pursue the development of proprietary products specifically for its target market. Kinesys has several additional product concepts that are in the research stage and that are expected to extend the Kinesys product family. In particular, Kinesys plans to introduce a children's line of sun care products in the first calendar quarter of 2000. These products will be based on existing Kinesys products and will be sold in distinctive packaging designed exclusively for the children's market. A second area of development involves the potential use of collagen in sun care products. This product line is in the research and development stage and will require further research before products containing collagen will come to market. Critical research has not yet been done, and there can be no guaranty that economically viable products will emerge from this process. Additional product concepts will only be introduced to the Kinesys product line when it is economically feasible to do so.


(4) Competitive business conditions and the small business issuer's competitive position in the industry and methods of competition

COMPETITORS

         The sun care category is represented by relatively few dominant multinational companies, balanced by smaller, niche focused companies. The industry is still developing as the public continues to become more aware of the dangers of excessive sun.

The specific industry leaders and their percentage of market share are:



         Schering Plough (Coppertone)                         32.3%
         Playtex (Banana Boat)                                19.0%
         Neutrogena                                            8.7%
         Hawaiian Tropic                                       7.9%
         Private Label                                         7.3%
         No-Ad                                                 5.3%
         Bain De Soleil                                        4.7%
         Panama Jack                                           1.3%
         Australian Gold                                       1.2%
         All Others combined                                  12.5%


SOURCE: AC NEILSON CO.

         In the other two Kinesys product categories, treatment products and daily use products, there are a significant number of industry participants and niche categories. For example, in the external analgesic market there over 300 separate items on the shelves across North America (Source: Drug Store News:
July 6, 1998). None of the competitors feature a muscle balm stick form of application combined with the concentration of active ingredients that Kinesys has. Specific competitors to the Kinesys Analgesic Muscle Balm product include Flex-All, Tiger Balm and Myoflex.

         Kinesys will compete with other market participants by publicizing the unique properties of its products, by building brand loyalty through creative product positioning, and by establishing marketing alliances that will ensure focused penetration into target markets.

INTELLECTUAL PROPERTY PROTECTION.

         The Company acquired its product formulas on a contract basis from an independent chemist. The Company owns these formulas and does not pay royalties to the developer. At the present time the Company and its predecessors have relied upon the secret and proprietary nature of the formulas to protect its products from the competition. It may in the future file, but at this time has not filed, for copyrights in the U.S. and Canada as well as other countries. The Company has no plans to seek patent protection for its formulations. The Company believes that any legal protection cannot prevent competitors from entering the market for skin care products similar to those developed by Kinesys.

         The Company relies on trade secrets and proprietary know-how which it seeks to protect, in part, through appropriate confidentiality and proprietary information agreements. These agreements generally provide that all confidential information developed or made known to the individual by the Company during the course of the individual's relationship with the Company is not to be disclosed to third parties, except in specific circumstances, and that all inventions conceived by the individual in the course of rendering services to the Company shall be the Company's exclusive property. There can be no assurance that confidentiality or proprietary information agreements will not be breached, that remedies for any breach would be adequate, or that the Company's trade secrets will not otherwise become known to, or independently developed by, competitors.

(5) Sources and availability of raw materials and the names of principal suppliers

         The Company purchases the raw materials for its products primarily from a chemical broker, Van Waters & Rogers, which has offices globally. If Van Waters & Rogers ceased to supply products to the Company, the Company believes that other suppliers would be readily available. In some instances, the Company purchases these materials directly, while in other instances, the contract pharmaceutical manufacturer purchases materials on behalf of the Company. The Company owns the molds for production of its packaging and contracts the production of bottles from two companies, Polybottle and Richards Packaging, Inc. The caps or closures are purchased from either Seaquist Canada, Ltd., or McKernans. Present active contract pharmaceutical manufacturers include Biotech and Contract Pharmaceuticals Ltd.

(6)      Dependence on one or a few major customers

         The Company is not reliant on any particular relationship or avenue of distribution for its sales. Although the Company typically does business only with a few distributors at a time, it does not consider these relationships to be unique or proprietary. The Company made an unusually large sale in 1998 that was not duplicated in 1999; such sales, though important, are not relied upon exclusively. The Company has approximately 1,000 customers, certain of whom have the potential to grow into significant channels for distribution of the Company's products. No single customer or distribution channel is critical to the Company's potential success.

(7) Patents, trademarks, licenses, franchises, concessions, royalty agreements or labor contracts, including duration.

         The Company claims no patents, licenses, franchises, or concessions. It has no labor contracts. Kinesys Canada has entered into a royalty agreement dated December 17, 1996, with Douglas E. and Ed Ford covering revenues from North American operations. This agreement was entered into in connection with the sale of the Company on December 17, 1996 from Green River Petroleum Inc. back to its founders, Jeff and Jocelyn Kletter. Royalties will be payable by the Company under this agreement when its annual gross revenues exceed CDN$1 million. The agreement will expire upon payment of an aggregate royalty of CDN$1,250,000 (if before October 1, 2001) or CDN$1,500,000 (if thereafter).


         Kinesys protects its name through trademark registrations of the Kinesys name and logo in Canada and the United States, the countries where it presently does business. In addition, the trademark of "Kinesys" is presently registered in New Zealand, Australia, the European Union, England, Malaysia, Singapore, Philippines and Thailand for use with cosmoceutical sports medicine products. The Company is presently pursuing trademark registration in Japan.

(8) Need for any government approval of principal products or services and effect of existing or probable governmental regulations on the business.

         Skin care products require governmental approval in most countries where the Company sells or expects to sell its products. The Kinesys products that require registration with the Food and Drug Administration (FDA) in the United States and the Health Protection Branch (HPB) in Canada have been registered. In addition, Kinesys SPF 15 with Insect Repellant has been registered with the Canadian Pest Control Management Regulatory Agency. Necessary registrations are being pursued in Japan.

         Although Kinesys believes it has received all regulatory approvals required to operate its business to date, regulations may change, resulting in unexpected costs and uncertainty. Kinesys may not be able to comply with the applicable requirements and necessary approvals may not be granted. We cannot predict the extent and impact of future governmental regulations. If we fail to comply with the applicable regulatory requirements, we may be subject to fines, injunctions, civil penalties, recall or product seizure, among other penalties.

         (9) Estimate of amount spent during each of the last two fiscal years on research and development activities, and the cost thereof borne directly by customers.

         During the last two years the Company has engaged in limited research and development activities, focusing its energy instead on sales and marketing of previously-developed products. The Company estimates that is spent approximately $25,000 prior to 1998 on its research and development efforts, and it expects to spend between $50,000 and $100,000 in 1999. These costs are not expected to be borne directly by customers but rather will be funded out of the Company's working capital.

         (10) Number of total employees and number of full time employees.

         The Company currently has 2 full time employees and regularly employs 3 independent contractors. The Company also employs approximately 8 contractors on a seasonal basis in order to enable it to meet summer production, sales and marketing demands.

COMPANY HISTORY

         Kinesys was incorporated in Nevada on February 17, 1998 under the name of Goldsearch Corporation. On May 4, 1999, Goldsearch Corporation merged with Kinesys Pharmaceutical Inc. ("Kinesys Canada"), a Canadian corporation. In connection with the merger, 3,052,021 Goldsearch shares were issued to the former holders of Kinesys Canada stock. Immediately following the merger, the business of Kinesys Canada became the business of Goldsearch, and the former Kinesys Canada shareholders controlled approximately 39% of the outstanding Goldsearch voting equity. Goldsearch filed its Certificate of Amendment of Articles of Incorporation on March 29, 1999 to change the company's name to Kinesys Pharmaceuticals, Inc. Kinesys Canada survived the merger as a wholly-owned subsidiary of the Company.

         Kinesys Canada was incorporated in British Columbia, Canada, in December of 1993 under the name "Motion Pharmaceutical Inc." The Kinesys name was adopted in early 1994 as the company worked to develop a line of muscle balm and skin care products for athletes. Kinesys Canada launched its first products at the XV Commonwealth Games in Victoria, British Columbia in August of 1994.

         In April of 1995, Kinesys Canada listed its shares on the Alberta Stock Exchange after raising CDN$920,000 in a private equity offering. The company was subsequently returned to private control in September of 1996 when its founders purchased a majority of the outstanding publicly-held equity. At that time, the company was burdened with over CDN$350,000 of liabilities and was unable to meet the demands of its creditors.

         On February 19, 1997, the company filed a proposal to its creditors as an Insolvent Person under the Canadian Bankruptcy and Insolvency Act. Pursuant to this plan, creditors would receive $0.50 per dollar of outstanding debt. The proposal was declared by the trustee in bankruptcy to have been fully performed on December 30, 1998 and the company is no longer subject to bankruptcy protection.

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW

         Kinesys supplies innovative high-performance skin care products to professional and recreational athletes. By focusing on its current business strategy, the Company intends to solidify its market position in Canada and to expand to other geographical markets in the United States, overseas and via the company's website on the Internet.


         Founded in 1993, the Company spent its early years developing formulas, establishing markets for its sunscreen and related products and creating brand awareness. It has traditionally achieved most of its sales in Canada, with occasional sales and product interest in the United States. It now intends to focus on the United States market for its next phase of growth. Management recognizes that directing the Company's efforts to expand into new geographical markets will have a negative short-term impact on revenue, but believes it is warranted by the potential long-term opportunity of selling its primary sun care products in markets which are not as subject to the seasonal variations found in Canada.

         On May 4, 1999, Goldsearch Corporation, a Nevada corporation, merged (the "Merger") with Kinesys Canada. On May 4, 1999, Goldsearch issued 3,052,021 shares of its Common Stock to the holders of Kinesys Canada's issued and outstanding shares of common stock in exchange for 100% of the issued and outstanding common stock of Kinesys Canada. Prior to the Merger, Goldsearch had focused its operations in the area of mineral exploration and had only nominal assets and liabilities. After the merger, former Kinesys Canada stockholders owned approximately 39% of the issued and outstanding Common Stock of the Company. The merger has been accounted for using the purchase method of accounting with Kinesys Canada considered to be the predecessor business. This treatment is appropriate because the preexisting shareholders of Goldsearch Corporation, after the Merger, retain the power to elect the Board of Directors and to replace management. Present management is acceptable to the majority of shareholders but could be replaced at the discretion of the Board of Directors at any time. No voting agreement or other private contractual arrangement constrains the ability of the majority of shareholders to exercise their right under Nevada law to control the Company. Currently-outstanding warrants will, when exercised, result in even more voting power being vested in the hands of the former Goldsearch shareholders.


         Following the Merger, the business conducted by the Company is the business conducted by Kinesys Canada prior to the Merger with the additional focus of growth opportunities in the U.S., overseas, and on the Internet. In conjunction with the Merger, the Company changed its name to "Kinesys Pharmaceuticals, Inc." The Company's shares continue to be traded on the Over the Counter Bulletin Board operated by the National Association of Securities Dealers, Inc. under the symbol "KNES."

         In view of the evolving nature of its business and its limited operating history, the Company has limited experience forecasting its revenues. Therefore, the Company believes that period-to-period comparisons of financial results are not necessarily meaningful and should not be relied upon as an indication of future performance. To date, the Company has incurred substantial costs to develop its product line, establish brand recognition and secure sales and distribution channels. The Company will continue to incur costs to develop new products, develop new customers, build brand awareness and grow the business. These costs may not correspond with any meaningful increases in revenues in the near term.

RESULTS OF OPERATIONS

         The results of operations compares financial results of Kinesys Canada, the predecessor as the historical operations of the Registrant have been discontinued. Previously, the Registrant was engaged in the mineral exploration and development business and had incurred expenditures in this regard of $147,265 for the period from incorporation (February 7, 1998) to January 31, 1999. No revenues were recognized from this business activity.

Quarter Ended September 30, 1999 Compared To Quarter Ended September 30, 1998


         The results set forth below compare the September 30, 1999 operating results of the combined acquisition corporation and Kinesys Canada with that of the September 30, 1998 operating results of the predecessor company.


         Sales for the quarter-ended September 30, 1999 of $47,875 compare to sales of $949 for the quarter ended September 30, 1998. In this quarter in 1998, the predecessor company was coming out of bankruptcy protection and focusing on developing its long-term business objectives. It was not focusing on sales and did not have the resources to do so at this stage of its development. The September 30, 1999 results include an approximate $25,000 sale of consulting services which result in the gross margin showing a higher than usual ratio to sales.


         Advertising and promotion expenses increased substantially by $110,125 over September 30, 1998 to $129,037 in September 30, 1999. This was a result of the company increasing its marketing efforts in conjunction with its expanded sales and marketing plans. For the same reasons, trade shows expenses increased by $21,028 from September 1998 levels to $33,785.


         Amortization of goodwill of $36,586 is a new expense in September 30, 1999 reflecting the amortization of the goodwill arising on the acquisition of the predecessor over a 5 year period. Depreciation of fixed assets has decreased because of the declining balance method of depreciation used and the fact that there has not been significant new purchases of capital assets in the past year.


         Bank charges and interest totaled $1,167 in the quarter-ended September 30, 1999 down by $12,132 from the September 1998 quarter. The company has been able to manage its cash flow requirements effectively this quarter which has minimized interest costs.

         Consulting fees and salaries combined were $62,710 in September 1999 versus $44,187 in September 1998. The increase represents additional staff and contract staff in place in September 1999 in order to fulfill management responsibilities in accordance the demands of the new business plans.



         Professional fees expenses increased substantially from $2,664 in September 1998 to $23,047 in September 1999. This increase was caused primarily by the Company's efforts to prepare for the filing of this registration statement.


Six Months Ended June 30, 1999 Compared To Six Months Ended June 30, 1998

Revenue

         Sales of $127,649 and $621,735 for the six months ended June 30, 1999 and 1998 respectively, were derived primarily from the sale of the Company's sunscreen products. For the six months ended June 30, 1998, approximately 60% of the Company's revenue was derived from sales in the United States, while 40% was derived from sales in Canada. Of those sales, 90% was attributable to sun care products and the balance was attributable to treatment and daily use products.


         During the six months ended June 30, 1999, the Company devoted most of its efforts to consolidation, refining its business plan and refocusing of the Company's operations. During this period, the Company only actively solicited sales in British Columbia, the Company's head office location. As a result, sales declined substantially. Management believes that this decision will have long term benefits in the form of improved operations, systems and focused marketing as the company begins to implement its plan to expand its geographic and demographic markets.

         The Company hopes to derive future revenue from increased sales in the United States, predominantly in the western and southern states as well as an increasing sales component from the company's website. The Company's business model is based on building brand recognition through association with sports teams, high-profile athletes, grassroots athletic events and other more traditional forms of advertising.

Operating expenses

         The Company's operating expenses consist of sales and marketing and general and administrative expenses. Operating expenses were $237,142 and $505,034 for the six months ended June 30, 1999 and 1998, respectively.


         Advertising and promotion expense for the six months ended June 30, 1999 of $67,931 decreased $127,503 or 65% from the comparable period in 1998. Sales commissions for the six months ended June 30, 1999 of $3,431 decreased $70,379 or 95%. Interest expense for the six months ended June 30, 1999 of $2,144 decreased $25,707 or 92%. Professional fees paid to the Company's accountants, attorneys and computer consultants for the six months ended June 30, 1999 of $28,860 increased $18,071 or 268% from the comparable period in 1998. Salaries and benefits for these periods were $25,534 and $56,214, respectively. Expenses for participation in trade shows were $6,367 for the six months ended June 30, 1999 and $21,551 for the comparable period in 1998. Finally, travel expenses for the 6 months ended June 30 1999 were $10,887 while the comparable period in 1998 was $18,457.



         The trend toward decreased expenses is accounted for by decreased expenditures for sales commissions and related advertising and promotional giveaways. The sales and marketing expenses incurred in 1999 consist primarily of salaries related to developing business arrangements with prospective partners, establishing a more dynamic Internet presence, creating awareness of existing and new services and costs of communicating to the industry and potential consumers.

Most of the decline in general and administrative expense is attributable to a decrease in costs associated with sales, such as decreased fees and travel costs for participation in trade shows. The company incurred increased professional fees during 1999 as it prepared to become a reporting company under the Securities Exchange Act of 1934.


YEARS ENDED DECEMBER 31, 1998 AND 1997

         Revenue

         Sales of $622,930 and $167,170 for the years ended December 31, 1998 and 1997 respectively, were derived primarily from the sale of the Company's sunscreen products. During 1997, the Company's attentions were primarily focussed on its creditor protection proceedings, with this process carrying over into 1998. During 1997 the Company was unable to focus its full attention on sales or marketing and sales accordingly suffered. As the Company emerged from creditor protection in 1998, it was able to begin to refocus its efforts on its business plan and sales improved substantially. However, as pointed out in the discussion of Revenue above the Company still lacked the proper systems and operations to properly manage the increased sales. Management expects sales to continue to improve in 1999 and 2000 as the Company continues on its present course of focused sales with proper operational systems.

         During 1998, the Company was successful in soliciting sales in the United States. One such sale in particular accounted for 59% of the Company's 1998 sales. Management intends to pursue similar types of transactions with U.S. customers in the latter half of 1999 and beyond, but cannot guarantee that its efforts will be successful. Any failure to secure sizeable sales accounts in the U.S. will constrain the Company's ability to meet its goals.


         Future revenue will be derived increasingly from sales in the United States, predominantly in the western and southern states, overseas and via the company's website. The Company's business model is based on building brand recognition through association with sports teams, high-profile athletes, grassroots athletic events and through other traditional forms of advertising. Included among approximately 40 such associations are the Company's involvement with the Canadian National Alpine Ski Team, the Canadian National Men's Field Hockey Team, triathlete Scott Tinley, Olympian Charmaine Crooks, professional golfer Richard Zokol, the Vancouver Grizzlies NBA Tip-Off and Grizzlies Foundation, the Whistler Tennis Open, and the Mountain Express Run for Leukemia.


Operating expenses

         The Company's operating expenses consist of sales and marketing and general and administrative expenses. Operating expenses were $988,616 and $505,279 for the years ended December 31, 1998 and 1997, respectively.


         Advertising and promotion expense for the year ended December 31, 1998 of $237,431 increased $99,452 or 72% from the comparable period in 1997. Sales commissions for the year ended December 31, 1998 of $73,398 increased $54,806 or 395% as compared with the previous year. Interest expense for the year ended December 31, 1998 of $28,380 increased from nil in the comparable period of 1997. Professional fees paid to the Company's accountants, attorneys and computer consultants for the year ended December 31, 1998 of $38,668 increased $9,083 or 31% from the comparable period in 1997. Salaries and benefits for these periods were $107,194 and $118,298, respectively. Expenses for participation in trade shows were $33,938 for the year ended December 31, 1998 and $18,970 for the comparable period in 1997. Finally, travel expenses for the year ended December 31, 1998 were $38,609 while the comparable figure for 1997 was $25,966.

         The marked increase in these numbers (particularly advertising, promotion and commissions) for the year ended December 31, 1998 represents the increased cost of promotional giveaways and an increase in commissions paid on the large sale into the U.S. discussed above.



A large expense in 1998 was attributable to the recognition of an employee benefit relating to the grant of stock options to employees and directors in 1998 totaling $257,269.


Extraordinary Item

         The Company reported a gain on debt restructuring of $59,203 and $179,816 for the years ended December 31, 1998 and 1997, respectively. These amounts were accounted for in connection with the Company's settlement with unsecured creditors and are not expected to occur again in the future.

         As the Company expands its business in 1999 and beyond, its research and development, sales and marketing, website development and general and administrative expenses will increase. Research and development expenses will increase as the Company adds products to its line. Sales and marketing expenses will increase as the Company participates in trade shows and similar events in order to build business relationships, sell product and build brand awareness. Internet costs will increase as the Company continues to develop its website and advertise it on the Internet and related media. In addition, advertising and public relations expenses will increase as the Company invests to grow its business. General and administrative expenses will increase as the Company continues to build its management infrastructure, including additional personnel as needed, office space and internal information systems.

INTERNAL AND EXTERNAL SOURCES OF LIQUIDITY


         The Company's primary source of liquidity is its potential to raise additional cash through operations and the exercise of stock options held by certain investors. The Company raised approximately $400,000 upon exercise of options to purchase 533,333 shares of Common Stock on May 30, 1999. The Company has additional outstanding options to purchase 400,000 Common shares at an exercise price of $1.00 per share and options to purchase 320,000 Common shares at an exercise price of $1.25 per share. These options are held by an unrelated third party and should be distinguished from options granted under our 1999 Stock Option Plan. Holders of these options are not required to exercise them, and if they do not exercise, there will be no cash proceeds to the Company.


         The Company's auditors, BDO Dunwoody LLP, have deemed that continuation of the Company as a "going concern," as defined by U.S. generally accepted accounting principles, is dependent upon the Company obtaining additional working capital. The Company is taking steps to raise additional capital, as its current cash reserves and proceeds from the additional options when exercised over the next three months are expected to allow the company to become self-sufficient at annual sales levels of $2,000,000. The Company intends to conduct private placement sales of its equity securities if and when its cash reserves are depleted or sales increase above $2,000,000. There can be no assurance that any shares of Common Stock of the Company can or will be sold or that other sources of loans or funds will be available to the Company if and when needed. The failure of the Company to obtain adequate additional capital may require the Company to postpone some or all of the expansion of its proposed business operations and, potentially, to cease its operations. Any additional equity financings may involve substantial dilution to the Company's then-existing shareholders.

RECENT TRANSACTION

         The Company has recently entered into a one-year agreement with Venture Catalyst.com, a division of Inland Entertainment Corporation ("Venture Catalyst"). Pursuant to this agreement, Venture Catalyst will provide general consulting, investor relations, and financial communication services to the Company. The Company has also agreed to lease office space from Venture Catalyst in San Diego, California. This arrangement is expected to permit the Company to more effectively distribute and sell its products in the United States.

INDUSTRY BACKGROUND AND TRENDS.

         The primary target market for Kinesys products is the active and health conscious individual in the 18-45 age category. This demographic represents the stage during which brand loyalty is being formed. Typically the primary Kinesys consumer is educated, sophisticated, upper income and living in an urban environment. The secondary target market is the competitive and professional athlete who demands a product that will meet the rigors of his or her sport. Word of mouth referral from the primary market, supported by endorsements of competitive and professional athletes and highlighted by strategic advertising results in a large tertiary target market, the general public.

         The skin care market in the US is valued excess of $8 billion and is growing at a rate of 7% per year while in Canada a similar growth rate is occurring in a market of over $615 million. The skin care product segment is expected to remain buoyant as consumers desire to look and feel younger, even as the North American population gets older. By 2010 the United States population in the 45-64 age bracket will have increased by 70% to represent 27% of the population, in contrast to the 1990 census numbers. By establishing brand loyalty now, Kinesys hopes to enjoy the benefit of this segment of the population utilizing more skin care products in the future. Equally important is that the 18-45 age brackets, Kinesys' present target market, will continue to represent approximately 40% of the population, up marginally by 3% over the same 20 year period.

         The incidence of sunburn in the general population has increased 9% over the past ten years and general skin cancer rates are increasing due to overexposure to sun and burns from as far back as 25 years ago. As a result, the sun care segment of the skin care market was worth over $467 million in 1997, and sales are projected to increase at 12% per year to reach $758 million by 2000. In 1997, sales of sun care products primarily occurred in pharmacies ($158.1 million, or 45% of distribution), mass merchandisers ($160 million, or 29% of distribution), and food stores ($99.2 million, or 24% of distribution). The sport segment represents 8.7% of the total sun care industry and Kinesys is currently the only sun care company dedicated to the sport sun care segment in North America.

         Kinesys' Muscle Balm Analgesic Stick is positioned in one of the fastest growing segments of pharmacy sales--external analgesics. In 1998 the external analgesic market was valued at US$220 million and is projected to double to US$440 million by the year 2001 in order to serve an aging but still-active and fitness-oriented consumer. Sales distribution is 53% in pharmacies, 26% in mass merchandisers and 20% in food chains.

INVESTMENT CONSIDERATIONS

         Investment in the shares of our common stock involves a high degree of risk. Investors should carefully consider the risks described below, together with all of the other information included in this registration statement, before making an investment decision. If any of the following risks actually occurs, our business, financial condition or operating results could be materially adversely affected. In such case, the trading price of our common stock could decline, and investors may lose all or part of their investment.

NEED FOR ADDITIONAL FINANCING

         During the next 12 months, the Company's foreseeable cash requirements will be met by a combination of existing cash, revenue generated by the Company's sales, and additional equity financing. The Company is currently devoting substantial resources to the development of its products and to the establishment of sales and distribution relationships. Substantial additional capital may be required in the future to fund product development and product launch cycles. No assurance can be given that additional financing will be available or that, if available, such financing will be obtainable on terms favorable to the Company or its shareholders. If needed capital is unavailable, the Company's ability to continue in business will be jeopardized. To the extent the Company raises additional capital by issuing equity or securities convertible into equity, ownership dilution to the Company's shareholders will result.


HISTORY OF LOSSES AND NEGATIVE CASH FLOW; ANTICIPATED CONTINUED LOSSES.



         Since the Company's inception, it has incurred significant losses and negative cash flow, and as of September 30, 1999, it had an accumulated deficit of approximately $670,399. The Company has not achieved profitability and it expects to continue to incur operating losses for the foreseeable future as it funds operating and capital expenditures in areas such as establishment and expansion of markets, advertising, brand promotion, sales and marketing, and operating infrastructure. The Company cannot assure investors that it will ever achieve or sustain profitability or that its operating losses will not increase in the future.


COMPETITION.

         The market for sunscreen and other skin care products is highly competitive. The competition for the Company's products comes largely from large, well-established multinational companies with longer operating histories, greater name recognition, larger retail bases and significantly greater financial, technical, and marketing resources than the Company. Competition from these sources could materially adversely affect the Company's business, operating results or financial condition. Competitive factors in the athletic skin care market include innovative products, product quality, marketing and distribution resources and price. While the Company believes that it has the experience and ability to compete within its identified market, there can be no assurance that the Company will be able to compete successfully against current or future competitors.

RELIANCE ON KEY INDIVIDUALS; NEED TO HIRE ADDITIONAL QUALIFIED PERSONNEL.


         The Company is dependent upon the active participation of several key management personnel, including Jonathan Mara, Chief Executive Officer, Jeffrey Kletter, President, and Jocelyn Kletter, Vice President. Mr. Mara provides services on a full-time contract basis, and this arrangement will be subject to periodic renegotiations or renewal. The Company does not currently maintain key employee insurance policies. Additionally, the Company will likely need to recruit qualified personnel in order to expand according to its business plan. Although the Company is committed to offering competitive salaries, stock options, benefits and an appealing work environment, there can be no assurance that Kinesys will be able to attract such persons or retain any of its key personnel. The failure to attract and retain key personnel could have a material adverse effect on the Company's viability.

PRODUCT LIABILITY


         The Company's business exposes it to potential product liability claims which are inherent in the manufacture and sale of skin care products. Although no such claim has been brought against the Company to date, and to the knowledge of the Company no such claim is threatened or likely, the Company may face liability to product users for damages resulting from the faulty design or manufacture of products. Although the Company maintains product liability insurance coverage, there can be no assurance that product liability claims will not exceed coverage limits or that such insurance will continue to be available at commercially reasonable rates, if at all. Consequently, a product liability claim or other claim in excess of insured liabilities or with respect to uninsured liabilities could have a material adverse effect on the Company.


DEPENDENCE ON NEW MARKETS

         The Company's future growth, if any, depends in part on its ability to penetrate new markets. There can be no assurance that Kinesys will be successful in locating or penetrating any new markets for its products.

HIGH COST OF INVENTORY

         Due to the nature of the Company's business, the Company is required to invest a significant portion of its capital in building and maintaining inventory. There can be no assurance that inventory held by the Company will not become unsalable or diminish in value prior to sale. A significant decline in the value or usability of inventory could have a significant adverse affect on the Company's financial position.

LIMITED LIQUIDITY AND RESTRICTED TRANSFERABILITY

         An investment in the Company involves limited liquidity. There is currently only a limited public market for the Company's Common Stock, and no assurance can be given that a broader public market will develop. An investment in the Company is suitable only for sophisticated investors who have no need to have ready access to the capital that they commit to the Company. Potential investors must view an investment in the Company as a long-term commitment.

RISKS OF LOW-PRICED STOCKS; PENNY STOCK REGULATIONS.

         The Company's Common Stock is traded over-the-counter on NASD'S "Electronic Bulletin Board." As such, the Company's Common Stock is subject to Rule 15g-9 under the Exchange Act, which imposes certain sales practice requirements on broker-dealers that sell such securities to persons other than established customers and institutional accredited investors. For transactions covered by this rule, a broker-dealer must make a special suitability determination for the purchaser and have received the purchaser's written consent to the transaction prior to sale. Consequently, the rule may affect the ability of broker-dealers to sell the Company's Common Stock and may affect the ability of purchasers to sell any of the Common Stock acquired in the secondary market.

PAST BANKRUPTCY


         The Company emerged from creditor protection under the laws of Canada on December 30, 1998. Although management believes that the financial conditions that led to the Company's bankruptcy will not recur, there can be no assurance that the Company will never again seek legal protection from its creditors. The Company's history with bankruptcy may make merchants or other commercial parties unwilling to extend credit to the Company. If creditors and investors perceive the Company to be at risk of insolvency, it would have an adverse impact on the company's operating performance.

SHARE PRICE VOLATILITY.


         The trading price of the Common Stock could be subject to wide fluctuations in response to quarter to quarter variations in operating results, changes in earnings estimates by analysts, announcements of technological innovations or new products by the Company or its competitors, general conditions in the personal products industries and other events or factors. In addition, in recent years the stock market in general has experienced extreme price fluctuations. This volatility has had a substantial effect on the market price of securities issued by many companies for reasons unrelated to the operating performance of the specific companies. These broad market fluctuations may adversely affect the market price of the Common Stock. To date, the Company's Common Stock has not traded in sufficient volumes, or for a sufficient length of time, to produce any meaningful evidence of correlation between its price and general market volatility.


PRODUCT RECALLS.

         Products subject to governmental regulatory approval, such as the Company's products, can experience performance problems in the field that require review and possible corrective action by the manufacturer. The Company has on at least one occasion been required to recall a substantial amount of one of its products due to a labeling error. Similar product problems in the future could result in market withdrawals or recalls of products, which could have a material adverse effect on the Company's business, financial condition and results of operations.

YEAR 2000 COMPLIANCE

         The Company is only moderately dependent on computer software programs and operating systems in its internal operations, but it relies upon third party vendors whose operations may be seriously affected by computer failures. The use of computer programs that rely on two-digit date programs to perform computations and decision-making functions may cause computer systems to malfunction in the year 2000 and lead to significant business delays and disruptions. While the Company believes that the software applications that it uses or has developed are year 2000 compliant, to the extent that any of these software applications contain source code that is unable to appropriately interpret the upcoming calendar year 2000, some level of modification or possible replacement of such source code or applications will be necessary. The Company is currently unable to predict the extent to which the year 2000 issue will affect its customers or strategic partners, or the extent to which it would be vulnerable to any failure by the customers or strategic partners to remedy any year 2000 issues on a timely basis. The failure of a customer or strategic partner subject to the year 2000 issues to convert its systems on a timely basis or a conversion that is incompatible with the Company's systems could have a material adverse effect on the Company's business, financial condition and results of operations.

FORWARD-LOOKING STATEMENTS


         Certain items contained in this document, including ITEM 2 and the prior section, ITEM 1, are "forward looking" in that they discuss the Company's expectations, beliefs, intentions or strategies regarding future business operations and projected earnings from its products and services, which are subject to many risks.


All forward-looking statements included in this document are based on information available to the Company on the date hereof, and the Company assumes no obligation to update any such forward-looking statements. The Company's actual results may differ materially as a result of certain factors, including those set forth under the caption "Investment Considerations" and elsewhere in this Form 10-SB. Potential investors should consider carefully the previously stated factors, as well as the more detailed information contained elsewhere in this Form 10-SB, before making a decision to invest in the common stock of the Company.

ITEM 3.  DESCRIPTION OF PROPERTY

Principal Property

         The Company's headquarters are located in an office/warehouse facility of approximately 3,000 square feet at Unit 415 - 3771 Jacombs Road, Richmond, B.C., Canada V6V 2L9. The present facilities lease expired in mid-1998 and the Company is presently on a month to month contract. The property is leased from an unaffiliated third party for a monthly rental of CDN$2,310. The Company maintains tenant fire and casualty insurance on its property located in such building in an amount deemed adequate by the Company.

         The Company has recently agreed to sublease approximately 300 square feet of office space from Island Entertainment Corporation in San Diego, California for a one-year period beginning in November of 1999. The address of this office is 16868 Via Del Campo Court, Suite #200, San Diego, CA 92127. Rent of US$2,000 is payable monthly. The Company will maintain tenant fire and casualty insurance on its property located in such building in an amount deemed adequate by the Company.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

(a)  Security ownership of certain beneficial owners


         The following table sets forth information with respect to each person known by the Company to own beneficially more than 5% of the Company's outstanding common stock, and the beneficial ownership of each officer and director, and all directors and executive officers as a group.




------------------------------------------- ----------------------------------- -------------------
           Name and address of                      Amount and nature
             beneficial owner                      of beneficial owner           Percent of class
------------------------------------------- ----------------------------------- -------------------
Jonathan Mara                               615,795 (note 1)                    7.3%
------------------------------------------- ----------------------------------- -------------------
Jeff Kletter                                606,074 (note 2)                    7.2%
------------------------------------------- ----------------------------------- -------------------
Jocelyn Kletter                             602,741 (note 3)                    7.2%
------------------------------------------- ----------------------------------- -------------------
Roberts & Scott Financial Inc.              440,000 (note 4)                    5.3%
------------------------------------------- ----------------------------------- -------------------
Bullock & Bryson Financial Inc.             435,000 (note 5)                    5.2%
------------------------------------------- ----------------------------------- -------------------
Smucker & Ogden Inc.                        400,000 (note 6)                    4.8%
------------------------------------------- ----------------------------------- -------------------
Friedman Capital Ltd.                       395,000 (note 7)                    4.7%
------------------------------------------- ----------------------------------- -------------------
Dr. Doug Clement                            16,000 (note 8)                     0.2%
------------------------------------------- ----------------------------------- -------------------
Dr. Don Rix                                 47,704 (note 9)                     0.6%
------------------------------------------- ----------------------------------- -------------------
All directors and executive  officers as a
group (5 persons)                           1,888,314                           22.5%
------------------------------------------- ----------------------------------- -------------------




Note 1. Mr. Mara serves the Company on a contract basis through his wholly-owned company, Guardian Angel Investments Ltd. and holds his options through this entity. Guardian Angel Investments Ltd. has also been granted options to purchase 200,000 shares of common stock over a three-year period with 1/3 vesting per year.


Note 2. Mr. Kletter has been granted options to purchase 200,000 shares of common stock over a three-year period with 1/3 vesting per year.

Note 3. Ms. Kletter has been granted options to purchase 200,000 shares of common stock over a three-year period with 1/3 vesting per year.
Note 4. Roberts & Scott Financial Inc. is beneficially owned by Derrick Huggins.
Note 5. Bullock & Bryson Financial Inc. is beneficially owned by Andrew Titley.
Note 6. Smucker & Ogden Inc. is beneficially owned by G. Donna Hector.
Note 7. Friedman Capital Ltd. is beneficially owned by Julie Mills.
Note 8. Dr. Clement has been granted options to purchase 30,000 shares of common stock over a one-year period with vesting based on participation in Board of Directors and Scientific Advisory Board meetings.
Note 9. Dr. Rix has been granted options to purchase 30,000 shares of common stock over a one-year period with vesting based on participation in Board of Directors meetings.


ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

     The directors and executive officers of the Company and their respective ages are as follows:


Name                               Age             Position
--------------------------------------------------------------------------------
Jonathan Mara                      39              Chief Executive Officer
Jeffrey Kletter                    37              President and Director
Jocelyn Kletter                    30              Vice President
Dr. Don Rix                        68              Chairman and Director
Dr. Douglas B. Clement             65              Director


         All directors hold office until the next annual meeting of stockholders and/or until their successors have been duly elected and qualified. There are no agreements with respect to the election of directors. On June 28, 1999, Dr. Rix was granted options to purchase 3,750 common shares and Dr. Clement was granted options to purchase 2,500 common shares per board meeting attended over a twelve-month period, at an exercise price of $1 per share. Aside from expenses to attend the Board of Directors meetings and the option grants to Drs. Rix and Clement, the Company has not compensated its directors for service on the Board of Directors or any committee thereof. Officers are appointed annually by the Board of Directors and each executive officer serves at the discretion of the Board of Directors. Jeff Kletter and Jocelyn Kletter are married; there are no other family relationships between any of the directors and executive officers. The Company does not have any standing committees at this time.

Dr. Don Rix, age 68, has been Chairman of the Board of Directors of Kinesys since 1996. A pathologist, Dr. Rix serves as chairman and director of MDS Metro Laboratory Services and CanTest Ltd. Dr.Rix brings to the Board a wealth of information and experience in the management of high growth companies in the industrial, scientific, and medical areas. Dr. Rix serves as a director on the boards of Immune Network Research and Chai-Na-Ta Corp.
Dr. Rix is involved as a present Director of the Vancouver Opera, a Member of the Benefactors Committee and past Board Member of the Vancouver Art Gallery and the Medical Director for the Air Canada Open.

Dr. Douglas Clement, age 65, has been a director of Kinesys since its formation in 1993. Dr. Clement has, for the past five years, been co-director of the Allan McGavin Sports Medicine Centre and a professor of medicine at the University of British Columbia. He conducts research, teaches, and practices in the field of sports medicine. Dr. Clement has been a member of the Canadian Olympic Association Board of Directors from 1985 to 1993 and is the team physician for the Vancouver Canucks in the National Hockey League. Dr. Clement has been honored with a number of academic and professional awards, including: Coach of the Year (Sport BC), Order of Canada Medal, Fellowship of the American College of Sports Medicine, the Vanier Award, and the Sports Medicine Council of Canada Lifetime Achievement Award.


Jonathan Mara, age 39, has been Chief Executive Officer of Kinesys since August 4, 1998, providing full-time service on a contract basis with his wholly-owned company, Guardian Angel Investments Ltd. From

July of 1997 through August of 1998, Mr. Mara was C.E.O. of Guardian Angel Investments Ltd., through which he provided consulting services to various businesses. Prior to his consulting position at Guardian, he founded Vantage Securities Inc., an investment services firm, and was for approximately nine years its President and C.E.O. Mr. Mara was successful in growing Vantage Securities to annual sales of $275 million with all of the necessary systems in place to facilitate electronic ordering, compliance, accounting, administration, human resources, business development, corporate finance, sales management and marketing. Mr. Mara's focus at Kinesys is to administer the Company's finances, manufacturing, and operations in a controlled, systematized basis to allow the Company to grow profitably at a manageable high rate of growth. Mr. Mara has a Bachelor of Science degree in Kinesiology and is active in cycling, basketball, skiing and coaching youth basketball.


Jeff Kletter, age 37, co-founded the company in 1993 and has been its President and a director since that time. Mr. Kletter has overseen the growth of the Company, formulated its marketing, philosophy, promotion, brand equity development and financing activities until the addition of Mr. Mara.
Mr. Kletter now focuses on brand equity and business and product development. Before founding Kinesys, Mr. Kletter developed an extensive background in marketing, sales and general management. Mr. Kletter is an active individual whose favorite sporting activities include skiing, golf, squash and general fitness.


Jocelyn Kletter, age 30, co-founded the company and has been its Vice President since that time. Ms. Kletter has overseen the development of product specifications, product compliance with regulatory requirements, implementation of financial systems, control mechanisms and sales and marketing. Ms. Kletter is currently employed by the Company. From January 1, 1999 through October 31, 1999 she served the Company full-time on a contract basis through her wholly owned company, Brand Equity Ltd. Prior to January 1, 1999, Ms. Kletter was a full-time employee of the Company. She focuses on brand equity, product distribution, sales and marketing. Prior to Kinesys, Ms. Kletter operated her own personal fitness training company in conjunction with teaching physical education at a British Columbia private school.
Ms. Kletter also developed valuable sales and marketing experience as a Promotional Coordinator for Estee Lauder. Ms. Kletter actively participates in skiing, running and general fitness.


ITEM 6.  EXECUTIVE COMPENSATION

         The Summary Compensation Table shows certain compensation information for the Chief Executive Officer. Compensation data for other executive officers is not presented in the graphs because aggregate annual compensation for such officers does not exceed $100,000. This information includes the dollar value of base salaries, bonus awards, the number of SARs/options granted, and certain other compensation, if any, whether paid or deferred.

                          SUMMARY COMPENSATION TABLE

         The following table sets forth the aggregate compensation paid by the Company to its Chief Executive Officer for services rendered during the periods indicated:


------------------------------------------------------------------------------------------------------------
                            Annual Compensation               Long Term Compensation
                         -------------------------------------------------------------------
                                                                      Awards
                                      Other Annual    --------------------------------------     All other
                                      Compensation                                              compensation
Name and       Year (1)  Salary                        Restricted      Securities Underlying
Principal                                             Stock Awards        Options/SARs
Position
------------------------------------------------------------------------------------------------------------
Jonathan       1999-T    CDN$25,000   $0              0                   200,000 Shares        0
Mara, CEO      1998      CDN$19,800   0               0                         0               0
------------------------------------------------------------------------------------------------------------


(1) The results reported in the "Summary Compensation Table" for the period designated "1998-T" are for the six-month period ended June 30, 1999, and results for the period designated "1998" are for the year ended December 31, 1998.

Option Grants In the Last Fiscal Year

         The following table summarizes all stock options granted to the Company's Chief Executive Officer for the transition period from January 31, 1999 to June 30, 1999. There were no grants to the named executive in the fiscal year ended January 31, 1999.


------------------------------------------------------------------------------------------------------------
Name              Number of             Percent of total          Exercise or base price     Expiration date
                  securities            options/SARs granted      ($/Sh)
                  underlying            to employees in 1998
                  Options/SARs
                  granted(#)(1)
------------------------------------------------------------------------------------------------------------
Jonathan            200,000-                   32.13%                      $1.00                 6/28/09
Mara
------------------------------------------------------------------------------------------------------------


---------------
(1) The estimated fair market value of the common stock on June 28, 1999 (grant date) was $1.00, as determined by the Board of Directors.

Aggregate Option Exercises and Option Values

         The following table sets forth information with respect to the named executive officer concerning option exercises for the fiscal year ended June 30, 1999 and exercisable and unexercisable options held as of June 30, 1999. The named executive officer did not hold options during the fiscal year ended January 31, 1999.


-----------------------------------------------------------------------------------------------------------------
                                                  Number of Securities Underlying    Value of Unexercised In-the-
                                                  Unexercised Options at 6/30/99       Money Options at 6/30/98
                                                            # of Shares
-----------------------------------------------------------------------------------------------------------------
    Name             Shares         Value          Exercisable    Unexercisable      Exercisable    Unexercisable
                     Acquired on    Realized
                     Exercise
-----------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------
Jonathan Mara           --             --              --            200,000             --              --
-----------------------------------------------------------------------------------------------------------------


ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

(a) Transactions during the last two years involving any Director or Executive Officer of the Company:

         Jonathan Mara, Chief Executive Officer of the Company, provides full time services to the Company on a contract basis through Guardian Angel Investments, Inc., a company controlled by Mr. Mara. Guardian Angel is paid $5,000 per month for services rendered.


         Jocelyn Kletter, Vice President of the Company, provided full-time consulting services to the Company on a contract basis from January 1, 1999 through October 31, 1999 through her company, Brand Equity Ltd. Brand Equity Ltd. was paid approximately $60,000 per year for services rendered. For the four years prior to the implementation of this consulting relationship and following its termination, Ms. Kletter was and is an employee of the Company and Kinesys Canada.

ITEM 8.  DESCRIPTION OF SECURITIES

         The Company is authorized to issue two classes of shares, Common Stock and Preferred Stock. The total number of shares of Common Stock the Company is authorized to issue is 100,000,000 shares with a par value of $0.00001 each, of which 8,380,897 shares were issued and outstanding as of September 30, 1999. The total number of shares of Preferred Stock the Company is authorized to issue is 100,000,000 shares with a par value of $0.00001 each, of which none are issued and outstanding. Should the Company, in the future, deem it necessary or appropriate to issue Preferred Stock, the Board of Directors has the authority, under the Articles of Incorporation, to establish different series of any class of preferred stock and to determine the relative rights, preferences, privileges and limitations of each such series.

         The holders of the Common Stock are entitled to one vote per share of Common Stock in the election of directors and in each other matter coming before any vote of shareholders. Neither the Company's Articles of Incorporation nor its Bylaws provide for dividend, voting, or preemption rights. There are no provisions that would delay, defer, or prevent a change in control of the Company.

         On June 28, 1999, the Company adopted the 1999 Stock Option Plan, setting aside 900,000 Common Shares for issuance thereunder. As of July 6, 1999, the Company has granted to its employees, directors and consultants options exercisable for Company Common Stock. The exercise price for all grants to date is $1 per share; the exercise price of future grants will depend upon the market price of the Company's Common Stock on the grant date, among other factors.

         There are currently 8,380,897 shares of Company common stock issued and outstanding, which includes 6,187,635 shares designated as "free trading" and 2,193,262 shares that are classified as "restricted securities." Of these "restricted securities," none have satisfied the one-year holding period of Rule 144.

PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

(a)      Market information.

         The Company's common stock is traded over-the-counter on NASD'S Over the Counter Bulletin Board ("OTCBB") under the symbol "KNES". Quotations commenced in October of 1998.

         The price range of high and low bid for the Company's common stock for the periods shown is set forth below. The quotations reflect inter-dealer prices, without retail mark-ups, mark-downs or commissions, and may not represent actual transactions.


         Period (1)               High                    Low
         ----------               ----                    ---
         Q4 - 98                  0.26                    0.15
         Q1 - 99                  0.21875                 0.15
         Q2 - 99*                 1.3125                  0.8125
         Q3 - 99                  1.75                    0.53125


(1) Calendar quarters.
*On May 4,1999, the Company changed its trading symbol from GDCT (Goldsearch) to KNES (Kinesys)

(b)      Stockholders.

         As of June 21, 1999 there were approximately 113 shareholders of record of Kinesys Common Stock. No shares of preferred stock have been issued.

(c)      Dividends.

         The Company has never declared a cash dividend. Nevada law limits the Company's ability to pay dividends on its common stock if any such dividend would render the Company insolvent.

ITEM 2.  LEGAL PROCEEDINGS

         The Company is not a party to any pending legal proceeding.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

         None.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES


         On March 29, 1999, the Company sold 4,525,000 shares of common stock pursuant to Rule 504 to the following investors for an aggregate purchase price of $45,250: Aronson & Aaronson, Inc. (440,000 shares); Bright Outlook Consultants Ltd. (256,250 shares); Bullock & Bryson Financial, Inc. (435,000 shares); Bullock Investments, Inc. (440,000 shares); Carter & Associates Financial, Ltd. (390,000 shares); Carter Capital Partners, Ltd. (400,000 shares); Dobbins & Dotenhoff, Ltd. (410,000 shares); Friedman Capital, Ltd. (395,000 shares); Rock Capital Corp. (260,000 shares); Roberts & Scott Financial, Inc. (440,000 shares); Smucker & Ogden, Inc. (400,000 shares); Sprott Capital SA (233,750 shares); and Quest Enterprises Ltd. (25,000 shares). This sale of stock is pursuant to an investment by the listed parties in the Company before its merger with Kinesys Pharmaceutical Inc. The per share purchase price was fixed by the Board of Directors in its reasonable discretion.



         On May 3, 1999, the Company sold 3,092,021 shares of its common stock pursuant to an exemption from registration under Section 4(2) of the Securities Act of 1933, for an aggregate purchase price of $152,601.05.



These shares were issued to all of the former shareholders of Kinesys Pharmaceutical Inc. Significant purchasers include Jeff Kletter (606,074 shares), Josie Kletter (602,741 shares), Jonathan Mara (through Guardian
Angel Investments Ltd., 614,795 shares), Yong Thai Public Co. Ltd. (325,000 shares, and Catherine Fletcher (in trust, 100,000 shares). Consideration for this sale of stock consisted entirely of shares of Kinesys Pharmaceutical Inc. stock at a value per share fixed by agreement between the Company and the purchasers, and approved by the Company's Board of Directors.


         Approximately $400,000 was raised upon exercise of options to purchase 533,333 shares of Common Stock on May 30,1999.

          In August of 1999, 564,000 shares of Common Stock were issued to three providers of advertising and promotional services in partial consideration for services rendered. The shares were exempt from registration under Section 4(2) of the Securities Act of 1933. The Company expects to enter into similar arrangements in the future.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

         The Company's Articles of Incorporation and Bylaws authorize the Company to indemnify its directors and officers. The Company currently does not maintain any liability insurance for its directors and officers but is currently seeking quotes for such coverage.

         Section 78.7502 of the Nevada Revised Statutes ("NRS") authorizes a Nevada corporation to indemnify any director, officer, employee, or corporate agent "who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation" due to his or her corporate role. Section 78.7502 extends this protection "against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with the action, suit or proceeding if he acted in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful."

         Section 78.7502 of the NRS also authorizes indemnification of the reasonable defense or settlement expenses of a corporate director, officer, employee or agent who is sued, or is threatened with a suit, by or in the right of the corporation. The party must have been acting in good faith and with the reasonable belief that his or her actions were not opposed to the corporation's best interests. Unless the court rules that the party is reasonably entitled to indemnification, the party seeking indemnification must not have been found liable to the corporation. To the extent that a corporate director, officer, employee, or agent is successful on the merits or otherwise in defending any action or proceeding referred to in
Section 78.7502, Section 78.7502(3) of the NRS requires that he be indemnified "against expenses, including attorneys' fees, actually and reasonably incurred by him or her in connection with the defense."

         Section 78.751(1) of the NRS limits discretionary indemnification under Section 78.751(1) and 78.751(2) to situations in which either (a) the stockholders, (b) the majority of a disinterested quorum of directors, or
(c) independent legal counsel determine that indemnification is proper under the circumstances. Pursuant to Section 78.751(2) of the NRS, the corporation may advance an officer's or director's expenses incurred in defending any action or proceeding upon receipt of an undertaking. Section 78.751(3)(a) provides that the rights to indemnification and advancement of expenses shall not be deemed exclusive of any other rights under any by-law, agreement, stockholder vote or vote of disinterested directors. Section 78.751(3)(b) extends the rights to indemnification and advancement of expenses to former directors, officers, employees and agents, as well as their heirs, executors and administrators. Regardless of whether a director, officer, employee or agent has the right to indemnity, Section 78.752 allows the corporation to purchase and maintain insurance on his behalf against liability resulting from his or her corporate role.

PART F/S

Financial Statement and Supplementary Data.


         The Company is the acquisition corporation and continuing company while its subsidiary is the predecessor company. The Company has presented results and balances for both the acquisition corporation (on a consolidated basis where appropriate) and the predecessor company in the same financial statements. Distinction is made through the use of a perpendicular thick black line with the acquisition corporation information generally to the left of this line and the predecessor company information generally to the right of this line. Columnar headings also disclose the information related to the predecessor.



         The Company's audited consolidated financial statements for the five-month period ended June 30, 1999 and the financial statements of the predecessor company for the period January 1, 1999 to May 4, 1999 and for the year ended December 31, 1998 have been examined to the extent indicated in the report by BDO Dunwoody LLP, and have been prepared in accordance with generally accepted accounting principles of the United States and pursuant to the Regulation S-B as promulgated by the Securities and Exchange Commission. Financial statements of the Company for the year ended January 31, 1999 were audited by Williams & Webster P.S.



         Audited financial statements for the predecessor company are not available for years prior to 1998; financial statements for 1997 are included in unaudited form only. Financial statements for the predecessor for the 6 month periods ended June 30, 1999 and 1998 are also included in unaudited form only.



         The Company's quarterly financial results and position for the quarters ended September 30, 1999 and 1998 have been included in audited form. The September 30, 1998 information represents the results and balances of the predecessor company.



(a)      Audited Financial Statements for Kinesys Pharmaceuticals, Inc.


         Auditors' Report.

         Comments by Auditors for US Readers on Canada-US Reporting Differences.


         Acquisition Corporation and Subsidiary Financial Statements



         Balance Sheets.



         Statements of Operations.



         Statement of Stockholders' Equity.



         Statements of Cash Flows.


         Summary of Significant Accounting Policies

         Notes to Financial Statements.

(b)      Pro Forma Financial Statements

                               KINESYS PHARMACEUTICALS, INC.
                               SUCCESSOR COMPANY AND PREDECESSOR COMPANY
                               FINANCIAL STATEMENTS
                                JUNE 30, 1999 AND COMPARATIVE PERIODS WITH
                               QUARTERLY INFORMATION TO SEPTEMBER 30, 1999
                               (EXPRESSED IN US DOLLARS)

                               KINESYS PHARMACEUTICALS, INC.
                               SUCCESSOR COMPANY AND PREDECESSOR COMPANY
                               FINANCIAL STATEMENTS
                                JUNE 30, 1999 AND COMPARATIVE PERIODS WITH
                               QUARTERLY INFORMATION TO
                               SEPTEMBER 30, 1999

                               (EXPRESSED IN US DOLLARS)


                                                                                         CONTENTS
-------------------------------------------------------------------------------------------------
AUDITORS' REPORT                                                                             F-2

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA -
  U.S. REPORTING DIFFERENCES                                                                 F-3

SUCCESSOR COMPANY AND PREDECESSOR COMPANY FINANCIAL STATEMENTS

    Balance Sheets                                                                           F-4

    Statements of Operations                                                           F-5 - F-6

    Statements of Stockholders' Equity - Successor Company                             F-7 - F-8

    Statements of Stockholders' Equity - Predecessor Company                                 F-9

    Statements of Cash Flows                                                         F-10 - F-11

    Summary of Significant Accounting Policies                                       F-12 - F-15

    Notes to the Financial Statements                                                F-16 - F-24


                                                                AUDITORS' REPORT

TO THE STOCKHOLDERS OF
KINESYS PHARMACEUTICALS, INC.

We have audited the Balance Sheet of KINeSYS Pharmaceuticals, Inc. (successor company) as at June 30, 1999 and the Statements of Operations, Stockholders' Equity and Cash Flows for the five-month period then ended. We have also audited the Balance Sheets of KINeSYS Pharmaceutical Inc. (predecessor company) as at May 4, 1999 and December 31, 1998 and the Statements of Operations, Stockholders' Equity and Cash Flows for the period January 1, 1999 to May 4, 1999 and the year ended December 31, 1998. These financial statements are the responsibility of the successor company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Canada. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the successor company as at June 30, 1999 and the results of its operations and its cash flows for the five-month period then ended and the financial position of the predecessor company as at May 4, 1999 and December 31, 1998 and the results of its operations and its cash flows for the period January 1, 1999 to May 4, 1999 and the year ended December 31, 1998 in accordance with accounting principles generally accepted in the United States.

As discussed in Note 2 to the financial statements, the successor company purchased the shares of the predecessor company on May 4, 1999, in a business combination accounted for as a purchase. As a result, the consolidated financial statements of the successor company are presented on a new basis of accounting from the predecessor company and therefore, are not comparable.

                                                           CHARTERED ACCOUNTANTS

Vancouver, Canada
July 23, 1999

                                           COMMENTS BY AUDITORS FOR U.S. READERS
                                            ON CANADA-U.S. REPORTING DIFFERENCES

TO THE STOCKHOLDERS OF
KINESYS PHARMACEUTICALS, INC.

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in
Note 1 to the financial statements. Our report to the stockholders dated July 23, 1999 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors' report when these are adequately disclosed in the financial statements.

                                                           CHARTERED ACCOUNTANTS

Vancouver, Canada
July 23, 1999



                                                   KINESYS PHARMACEUTICALS, INC.
                      SUCCESSOR COMPANY AND PREDECESSOR COMPANY - BALANCE SHEETS

                                                       (EXPRESSED IN US DOLLARS)

                                                                  SEPTEMBER 30           JUNE 30        January 31
                                                                          1999              1999              1999
                                                                (CONSOLIDATED)    (CONSOLIDATED)

                                                                 (Unaudited)
ASSETS
CURRENT
    Cash                                                       $           -      $     109,481      $          69
    Accounts receivable,  net                                         39,722             34,640                  -
    Inventories (Note 3)                                             109,342            112,061                  -
    Prepaid expenses                                                 630,556             18,936                536

                                                                     779,620            275,118                605
FIXED ASSETS (Note 4)                                                 31,337             29,340                  -
GOODWILL (Note 5)                                                    670,739            707,324                  -

                                                               $   1,481,696      $   1,011,782      $         605

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
LIABILITIES
CURRENT
    Accounts payable                                           $     135,406      $      91,678      $       2,098
    Accrued liabilities                                               86,324             82,613                  -
    Loans payable                                                          -                  -                  -

                                                                     221,730            174,291              2,098

STOCKHOLDERS' EQUITY (DEFICIT)

    Share capital of PREDECESSOR COMPANY                             808,287                               797,292
    Share capital
      Authorized
        100,000,000   Preferred shares, par value $0.00001
        100,000,000   Common shares, par value $0.00001
      Issued
        9,082,397     Common shares (June 30, 1999 -
                      8,380,897 shares; January 31, 1999 -
                       270,876 post-consolidation common
                      shares)                                        701,584                 84                 68
    Additional paid-in capital                                       449,067          1,195,279            149,046
    Stock subscription receivable                                          -                  -             (3,888)
    Accumulated deficit                                           (2,207,129)          (370,312)          (147,265)
    Accumulated other comprehensive income -
         foreign currency transaction adjustment                   1,883,040             12,440                546

                                                                     826,562            837,491             (1,493)

                                                               $   1,048,292      $   1,011,782      $         605


                                                                 May 4          December 31
                                                              1999 (a)(b)         1998(b)
ASSETS
CURRENT
    Cash                                                   $       4,851      $       1,759
    Accounts receivable,  net                                     43,835              7,098
    Inventories (Note 3)                                         107,431            126,807
    Prepaid expenses                                              13,481              2,782

                                                                 169,598            138,446
FIXED ASSETS (Note 4)                                             31,359             33,164
GOODWILL (Note 5)                                                      -                  -

                                                           $     200,957      $     171,610

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
LIABILITIES
CURRENT
    Accounts payable                                       $     236,623      $      89,725
    Accrued liabilities                                           94,801            126,464
    Loans payable                                                      -             28,340

                                                                 331,424            244,529

STOCKHOLDERS' EQUITY (DEFICIT)

    Share capital of PREDECESSOR COMPANY
    Share capital
      Authorized
        100,000,000   Preferred shares, par value $0.00001
        100,000,000   Common shares, par value $0.00001
      Issued
        9,082,397     Common shares (June 30, 1999 -
                      8,380,897 shares; January 31, 1999 -
                       270,876 post-consolidation common
                      shares)
    Additional paid-in capital                                   950,730            950,730
    Stock subscription receivable
    Accumulated deficit                                       (1,907,042)        (1,850,326)
    Accumulated other comprehensive income -
         foreign currency transaction adjustment                  17,558             29,385

                                                                (130,467)           (72,919)

                                                                 200,957            171,610


(a) Acquisition date (Note2)
(b) Predecessor company


The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                                   KINESYS PHARMACEUTICALS, INC.
            SUCCESSOR COMPANY AND PREDECESSOR COMPANY - STATEMENTS OF OPERATIONS
                                                       (EXPRESSED IN US DOLLARS)
-------------------------------------------------------------------------------


                                                                                                                  For the period
                                                                                                                            from
                                            For the three-month periods          For the five-month periods         February 17,
                                                      ended                                 ended                           1998
                                                   September 30                            June 30               (incorporation)
                                                   ------------                            -------                to January 31,
                                               1999            1998(b)             1999               1998                  1999
                                     (Consolidated)                       (Consolidated)
--------------------------------------------------------------------------------------------------------------------------------
                                        (Unaudited)        (Unaudited)                          (Unaudited)


SALES                                   $    47,875        $       949       $    52,856       $         -         $        -

COST OF SALES                                12,002                374            14,819                 -                  -
--------------------------------------------------------------------------------------------------------------------------------
                                             35,873                575            38,037                 -                  -
--------------------------------------------------------------------------------------------------------------------------------
    Advertising and promotion               129,037             18,912            50,661                 -                  -
    Amortization of goodwill                 36,586                  -            24,391                 -                  -
    Depreciation                              2,654             18,217             1,476                38                  -
    Bad debts                                     -                951             4,808                 -                  -
    Bank charges and interest                 1,167             13,299             4,918                 -                  -
    Commissions                               4,086              7,170             3,431                 -                  -
    Consulting fees                          32,983             13,500            13,707             9,000             28,000
    Financing arrangement fee (Note 6)            -                  -            45,250                 -                  -
    Insurance                                   720                883               204                 -                  -
    Interest                                      -                  -                18                 -                  -
    Investor relations                            -                  -                 -             3,493             20,708
    Licenses and dues                         4,755                234               912                 -                  -
    Office                                   17,436              6,192            11,687             3,376              7,423
    Professional fees                        23,047              2,664            65,789            15,542             24,791
    Rent                                      4,928              3,947             3,490             6,000             20,838
    Repairs and maintenance                       -                674             1,354                 -                  -
    Research and development                      -                  -                 -                 -                  -
    Salaries and benefits                    29,727             30,687            18,043                 -                  -
    Stock option compensation (Note 6)            -                  -                 -                 -                  -
    Telephone and utilities                   2,618              2,231             1,270             2,208              5,301
    Trade shows                              33,785             12,757             4,454                 -                  -
    Travel                                   12,431             11,230             5,221                 -                  -
--------------------------------------------------------------------------------------------------------------------------------


                                                                              January 1
                                             June 30                          1999 to
                                             1999           June 30           May 4,         December        December
                                             (6 Months)     1998(b)           1999           31, 1998        31, 1997
                                             (b)(c)         (6 Months)        (a)(b)         (12 Months)     (12 Months)
                                                                                             (b)             (b)
-------------------------------------------------------------------------------------------------------------------------
                                           (Unaudited)     (Unaudited)                                       (Unaudited)

SALES                                      $  127,649       $  621,73        $  74,793       $ 622,930         $167,170

COST OF SALES                                  41,721          250,116          26,902         255,578          80,800
----------------------------------------------------------------------
                                               85,928          371,619          47,891         367,352          86,370
----------------------------------------------------------------------
    Advertising and promotion                  67,931          195,434          17,270         237,431         137,979
    Amortization of goodwill                        -                -               -               -               -
    Depreciation                                5,129            7,149           3,653          10,631          12,358
    Bad debts                                   4,808            3,149               -           4,588           1,635
    Bank charges and interest                   5,213            4,213             296          11,589           4,349
    Commissions                                 3,431           73,810               -          73,398          18,592
    Consulting fees                            45,530           36,477          31,823          66,398          48,743
    Financing arrangement fee (Note 6)              -                -               -               -               -
    Insurance                                     878            1,072             673           3,335           2,309
    Interest                                    2,144           27,851           2,127          28,380               -
    Investor relations                              -                -               -               -               -
    Licenses and dues                           4,643            5,425           3,731          15,586           5,598
    Office                                     11,174           27,355           6,299          28,639          20,957
    Professional fees                          28,860           10,789          15,169          38,668          29,585
    Rent                                        7,238            9,189           3,748          18,797          18,498
    Repairs and maintenance                     1,759              495             405           6,502           4,924
    Research and development                        -                -               -               -          25,520
    Salaries and benefits                      25,534           56,214           7,491         107,194         118,298
    Stock option compensation (Note 6)              -                -               -         257,269               -
    Telephone and utilities                     5,616            6,404           4,346          10,664          10,998
    Trade shows                                 6,367           21,551           1,912          33,938          18,970
    Travel                                     10,887           18,457           5,664          38,609          25,966
----------------------------------------------------------------------

                                            335,960       143,548      261,084       38,657       107,061
-----------------------------------------------------------------------------------------------------------

LOSS BEFORE DISCONTINUED OPERATIONS        (300,087)     (142,973)    (223,047)     (38,657)     (107,061)
LOSS ON DISCONTINUED OPERATIONS (Note 7)           -             -             -    (24,189)      (40,204)
-----------------------------------------------------------------------------------------------------------
LOSS FOR THE PERIOD
      BEFORE EXTRAORDINARY ITEM           $(300,087)    $(142,973)   $(223,047)    $(62,846)    $(147,265)
                                          $(418,909)
-----------------------------------------------------------------------------------------------------------



LOSS BEFORE DISCONTINUED OPERATIONS         237,142       505,034      104,607      988,616      (505,279)
-----------------------------------------------------------------
LOSS ON DISCONTINUED OPERATIONS (Note 7)   (151,214)     (133,415)     (56,716)    (621,264)     (418,909)
LOSS FOR THE PERIOD                               -             -            -            -             -
      BEFORE EXTRAORDINARY ITEM           $(151,214)    $(133,415)   $ (56,716)   $(621,264)
-----------------------------------------------------------------

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                                   KINESYS PHARMACEUTICALS, INC.
SUCCESSOR COMPANY AND PREDECESSOR COMPANY - STATEMENTS OF OPERATIONS (CONTINUED)
                                                       (EXPRESSED IN US DOLLARS)
-------------------------------------------------------------------------------

                                                                                                                     For the period
                                                                                                                               from
                                                 For the three-month periods          For the five-month periods       February 17,
                                                           ended                                 ended                         1998
                                                        September 30                            June 30             (incorporation)
                                                        ------------                            -------              to January 31,
                                                    1999            1998(b)             1999               1998                1999
                                          (Consolidated)                       (Consolidated)
-----------------------------------------------------------------------------------------------------------------------------------

                                                (Unaudited)     (Unaudited)                           (Unaudited)
LOSS BEFORE EXTRAORDINARY ITEM
  (BROUGHT FORWARD)                          $    (300,087)      $(142,973)      $    (223,047)      $   (62,846)      $  (147,265)

EXTRAORDINARY ITEM
    Gain on debt restructuring (Note 8)                  -               -                   -                 -                 -
                                          -----------------------------------------------------------------------------------------

NET LOSS FOR PERIOD                          $    (300,087)      $(142,973)      $    (223,047)      $   (62,846)      $  (147,265)
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------

BASIC AND DILUTED LOSS PER SHARE
   Before discontinued operations and
        extraordinary item                   $       (0.03)          N/A       $         (0.05)     $      (0.15)   $     (0.40)
   Discontinued operations                               -               -                   -             (0.09)         (0.16)
-----------------------------------------------------------------------------------------------------------------------------------

   After discontinued operations                     (0.03)              -               (0.05)            (0.24)         (0.56)
   Extraordinary item                                    -               -                   -                 -              -
-----------------------------------------------------------------------------------------------------------------------------------

   Earnings (loss) per share for period      $       (0.03)       $      -       $       (0.05)     $      (0.24)   $     (0.56)
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------

WEIGHTED AVERAGE COMMON SHARES                   8,907,022             n/a           4,161,818           262,700        265,183
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------



                                                                                         January 1
                                                     June 30                             1999 to
                                                     1999          June 30               May 4,          December        December
                                                     (6 Months)    1998 (b)              1999            31, 1998        31, 1997
                                                     (b)(c)        (6 Months)            (a)(b)          (12 Months)     (12 Months)
                                                                                                         (b)             (b)
                                             ---------------------------------------------------------------------------------------
                                                  (Unaudited)      (Unaudited)                                           (Unaudited)
LOSS BEFORE EXTRAORDINARY ITEM
  (BROUGHT FORWARD)                            $  (151,214)      $  (133,415)      $   (56,716)      $  (621,264)      $  (418,909)

EXTRAORDINARY ITEM
    Gain on debt restructuring (Note 8)                  -                 -                 -            59,203           179,816
                                             ---------------------------------------------------------------------------------------

NET LOSS FOR PERIOD                            $  (151,214)      $  (133,415)      $   (56,716)      $  (562,061)      $  (239,093)
                                             ---------------------------------------------------------------------------------------
                                             ---------------------------------------------------------------------------------------

BASIC AND DILUTED LOSS PER SHARE
   Before discontinued operations and
        extraordinary item                     $     (0.02)      $     (0.03)      $     (0.01)      $     (0.13)      $     (0.09)
   Discontinued operations                               -                 -                 -                 -                 -
                                             ---------------------------------------------------------------------------------------

   After discontinued operations                     (0.02)            (0.03)            (0.01)            (0.13)            (0.09)
   Extraordinary item                                    -                 -                 -              0.01              0.04
                                             ---------------------------------------------------------------------------------------

   Earnings (loss) per share for period        $     (0.02)      $         -       $     (0.01)      $     (0.12)      $     (0.05)
                                             ---------------------------------------------------------------------------------------
                                             ---------------------------------------------------------------------------------------

WEIGHTED AVERAGE COMMON SHARES                   6,754,039         4,432,503         6,506,304         4,847,706         4,432,503
----------------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------------

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                                   KINESYS PHARMACEUTICALS, INC.
                          SUCCESSOR COMPANY - STATEMENTS OF STOCKHOLDERS' EQUITY

                                                       (EXPRESSED IN US DOLLARS)
--------------------------------------------------------------------------------

                                                                                                 STOCK
                                               COMMON SHARES               ADDITIONAL             SUB-
                                               -------------                PAID-IN         SCRIPTIONS
                                           NUMBER          AMOUNT           CAPITAL         RECEIVABLE
                                      -------------------------------------------------------------------
Issuance of common stock for cash:

    - in February 1998 at $0.0001
      and $0.00001 per share             6,000,000      $        60      $        54              $ -

    - in July 1998 through January
      1999 at $0.20 per share              718,500                7          143,693           (3,888)

    - in January 1999 at $0.10
      per share                             53,000                1            5,299                -
                                      -------------------------------------------------------------------

                                         6,771,500               68          149,046           (3,888)

Net loss for the year                            -                -                -                -
Change in unrealized gains                       -                -                -                -

  Total comprehensive loss
                                      -------------------------------------------------------------------

Balance, January 31, 1999                6,771,500               68          149,046           (3,888)

25 for 1 share consolidation            (6,500,624)             (65)              65                -

Stock subscription receipt                       -                -                -            3,888

Issuance of common stock for
  cash in April 1999 at $0.01 per
  common share                           4,525,000               45           45,205                -

Shares issued on May 4, 1999
  for acquisition of subsidiary,
  valued at $0.197 per
  share  (Note 2)                        3,052,021               31          601,218                -

Shares issued on exercise
  of warrants                              533,000                5          399,745                -
                                      -------------------------------------------------------------------

                                         8,380,897               84        1,195,279                -

Net loss for the period                          -                -                -                -
Change in unrealized gains             $         -       $        -       $        -         $      -

  Total comprehensive loss
                                      -------------------------------------------------------------------

Balance, June 30, 1999                   8,380,897       $       84       $1,195,279         $      -
                                      -------------------------------------------------------------------
                                      -------------------------------------------------------------------

                                                            FOREIGN           TOTAL
                                            ACCUM-         CURRENCY   STOCKHOLDERS'
                                            ULATED      TRANSLATION          EQUITY
                                           DEFICIT       ADJUSTMENT       (DEFICIT)
--------------------------------------------------------------------------------------

Issuance of common stock for cash:

    - in February 1998 at $0.0001
      and $0.00001 per share                $ -         $      -     $       114

    - in July 1998 through January
      1999 at $0.20 per share                 -                -         139,812

    - in January 1999 at $0.10
      per share                               -                -           5,300
                                    -------------------------------------------------
                                              -                -         145,226
                                    -------------------------------------------------

Net loss for the year                  (147,265)               -        (147,265)
Change in unrealized gains                    -              546             546
                                    -------------------------------------------------

  Total comprehensive loss             (147,265)             546        (146,719)
                                    -------------------------------------------------

Balance, January 31, 1999              (147,265)             546          (1,493)

25 for 1 share consolidation                  -                -               -

Stock subscription receipt                    -                -           3,888

Issuance of common stock for
  cash in April 1999 at $0.01 per
  common share                                -                -          45,250

Shares issued on May 4, 1999
  for acquisition of subsidiary,
  valued at $0.197 per
  share  (Note 2)                             -                -         601,249

Shares issued on exercise
  of warrants                                 -                -         399,750
                                    -------------------------------------------------

                                       (147,265)             546       1,048,644
                                    -------------------------------------------------

Net loss for the period                (223,047)               -        (223,047)
Change in unrealized gains           $        -           11,894     $    11,894
                                    -------------------------------------------------

  Total comprehensive loss             (223,047)          11,894        (211,153)
                                    -------------------------------------------------

Balance, June 30, 1999                 (370,312)     $    12,440     $   837,491
                                    -------------------------------------------------
                                    -------------------------------------------------

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

                                                   KINESYS PHARMACEUTICALS, INC.
              SUCCESSOR COMPANY - STATEMENTS OF STOCKHOLDERS' EQUITY - CONTINUED

                                                       (EXPRESSED IN US DOLLARS)

---------------------------------------------------------------------------------------------
                                                                                     STOCK
                                         COMMON SHARES            ADDITIONAL          SUB-
                                         -------------             PAID-IN         SCRIPTIONS
                                    NUMBER          AMOUNT         CAPITAL         RECEIVABLE
---------------------------------------------------------------------------------------------
Balance, June 30, 1999             8,380,897      $        84     $   449,067      $   950,730


Issuance of common stock
  for services:

  -in July 1999 at $1.00
   per share                         701,500      $   701,500     $         -      $         -
----------------------------------------------------------------------------------------------

                                   9,082,397          701,584         449,067          950,730
----------------------------------------------------------------------------------------------
Net loss for the period                    -                -               -                -
Change in unrealized gains                 -                -               -                -
----------------------------------------------------------------------------------------------
  Total comprehensive loss
----------------------------------------------------------------------------------------------
Balance, September 30, 1999        9,082,397      $   701,584     $   449,067      $   950,730


                                                       FOREIGN
                                      ACCUM-          CURRENCY         TOTAL
                                      ULATED       TRANSLATION   STOCKHOLDERS'         EQUITY
                                     DEFICIT        ADJUSTMENT       (DEFICIT)
----------------------------------------------------------------------------------------------
Balance, June 30, 1999           $(1,907,042)       1,861,978     $   837,491

Issuance of common stock
for services:

  -in July 1999 at $1.00
   per share                     $         -      $         -     $         -      $         -
----------------------------------------------------------------------------------------------

                                     950,730       (1,907,042)      1,861,978          837,491
Net loss for the period                              (300,087)              -         (300,087)
Change in unrealized gains                                  -          21,062           21,062

  Total comprehensive loss                           (300,087)         21,062         (279,025)

Balance, September 30, 1999          950,730      $(2,207,129)      1,883,040      $ 1,777,292
----------------------------------------------------------------------------------------------

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

                                                   KINESYS PHARMACEUTICALS, INC.
                       PREDECESSOR COMPANY - STATEMENTS OF STOCKHOLDERS' DEFICIT

                                                       (EXPRESSED IN US DOLLARS)


                                       COMMON SHARES                PREFERRED  SHARES
                                   ----------------------         ---------------------
                                   NUMBER          AMOUNT         NUMBER         AMOUNT
---------------------------------------------------------------------------------------

Balance, January 1, 1997
  (unaudited)                  4,432,503      $  154,041               -    $        -
Shares issued for cash                 -               -       1,570,000       365,269
Net loss                               -               -               -             -
---------------------------------------------------------------------------------------

Balance, January 1, 1998       4,432,503         154,041       1,570,000       365,269


Shares issued for cash           217,009          35,323         291,978        83,798
Shares issued on
    conversion of debt           990,126         158,861               -             -
Forgiveness of
  stockholders' loans
  (Note {N#})                          -               -               -             -
Grant of options to employees
  and directors (Note 6)               -               -               -             -
---------------------------------------------------------------------------------------
                               5,639,638         348,225       1,861,978       449,067
---------------------------------------------------------------------------------------


Net loss                               -               -               -             -
Change in unrealized gains             -               -               -             -
---------------------------------------------------------------------------------------
  Total comprehensive loss
---------------------------------------------------------------------------------------

Balance, December 31, 1998     5,639,638         348,225       1,861,978       449,067

Shares issued on
    exercise of stock options  1,653,333          10,995               -             -
---------------------------------------------------------------------------------------
                               7,292,971         359,220       1,861,978       449,067
---------------------------------------------------------------------------------------
Net loss                               -               -               -             -
Change in unrealized gains             -               -               -             -
---------------------------------------------------------------------------------------
  Total comprehensive loss
---------------------------------------------------------------------------------------

Balance, May 4, 1999 (a)       7,292,971      $  359,220       1,861,978    $  449,067
---------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------

                                  ADDITIONAL                   FOREIGN CURRENCY          TOTAL
                                   PAID-IN      ACCUMULATED       TRANSLATION    STOCKHOLDERS'
                                   CAPITAL          DEFICIT        ADJUSTMENT          DEFICIT
----------------------------------------------------------------------------------------------
Balance, January 1, 1997
  (unaudited)                    $        -    $(1,049,172)  $        -     $    (895,131)
Shares issued for cash                    -              -            -           365,269
Net loss                                  -       (239,093)           -          (239,093)
----------------------------------------------------------------------------------------------

Balance, January 1, 1998                  -     (1,288,265)           -          (768,955)


Shares issued for cash                    -              -            -           119,121
Shares issued on
    conversion of debt                    -              -            -           158,861
Forgiveness of
  stockholders' loans
  (Note {N#})                       950,730              -            -           950,730
Grant of options to employees
  and directors (Note 6)                  -              -            -                 -
----------------------------------------------------------------------------------------------

                                    950,730     (1,288,265)           -           459,757



Net loss                                  -       (562,061)           -          (562,061)
Change in unrealized gains                -              -       29,385            29,385

  Total comprehensive loss                        (562,061)      29,385          (532,676)
----------------------------------------------------------------------------------------------

Balance, December 31, 1998          950,730     (1,850,326)      29,385           (72,919)

Shares issued on
    exercise of stock options             -              -            -            10,995
----------------------------------------------------------------------------------------------
                                    950,730     (1,850,326)      29,385            10,995

Net loss                                  -        (56,716)           -           (56,716)
Change in unrealized gains                -              -      (11,827)          (11,827)

  Total comprehensive loss                         (56,716)     (11,827)          (68,543)
----------------------------------------------------------------------------------------------

Balance, May 4, 1999 (a)         $  950,730    $(1,907,042)  $   17,558     $    (130,467)
----------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------

(a)   Acquisition date by Successor (Note 2)

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

                                                   KINESYS PHARMACEUTICALS, INC.
            SUCCESSOR COMPANY AND PREDECESSOR COMPANY - STATEMENTS OF CASH FLOWS

                                                       (EXPRESSED IN US DOLLARS)


                                                 For the three-month periods    For the five-month periods
                                                        ended                              ended
                                                     September  30                        June 30
                                                    ---------------                      ---------
                                                    1999         1998(b)            1999            1998
                                            (Consolidated)                  (Consolidated)
----------------------------------------------------------------------------------------------------------------
                                             (Unaudited)     (Unaudited)                     (Unaudited)
CASH PROVIDED BY (USED IN)

OPERATING ACTIVITIES
    Net loss for the period from
        continuing operations              $  (300,087)    $   (142,973)   $   (223,047)     $  (38,657)

    Items not involving cash
        Depreciation of fixed assets             2,654           18,217           1,476              38
        Amortization of goodwill                36,586                -          24,391               -
        Stock compensation benefit                   -                -               -               -
        Gain on debt restructuring                   -                -               -               -
    (Increase)/decrease in assets
        Accounts receivable                     (5,082)          96,263           8,323               -
        Inventories                              2,719           78,739          (6,467)              -
        Prepaid expenses                       (20,737)           2,097          (5,096)           (658)
    Increase/(decrease) in liabilities
        Accounts payable and accrued
        liabilities                             47,439          (79,006)       (151,478)          5,175
        Customer deposits                            -                -               -               -
----------------------------------------------------------------------------------------------------------------
                                              (495,565)        (359,474)       (431,898)        (34,102)
    Loss on discontinued operations                  -                -               -         (29,189)
----------------------------------------------------------------------------------------------------------------

                                              (495,565)        (359,474)       (431,898)        (63,291)
----------------------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES
    Cash acquired on
         purchase of subsidiary                      -          (14,155)          4,851               -
    Purchase of capital assets                  (4,652)               -               -               -
----------------------------------------------------------------------------------------------------------------

                                                 4,652           14,155           4,851               -
----------------------------------------------------------------------------------------------------------------

TOTAL OPERATING AND INVESTING ACTIVITIES   $  (500,217)    $   (373,629)   $   (427,047)     $  (63,291)
----------------------------------------------------------------------------------------------------------------

                                         For the period
                                                  from
                                            February 17,      January 1
                                                   1998         1999 to
                                          incorporation)    May 4, 1999     December 31     December 31
                                          to January 31,                        1998(b)         1997(b)
                                                   1999         (a) (b)     (12 Months)      (12 Months
-----------------------------------------------------------------------------------------------------------
CASH PROVIDED BY (USED IN)

OPERATING ACTIVITIES
    Net loss for the period from
        continuing operations              $  (107,061)     $   (56,716)    $   (562,061)   $   (239,093)

    Items not involving cash
        Depreciation of fixed assets                 -            3,653           10,631          12,358
        Amortization of goodwill                     -                -                -               -
        Stock compensation benefit                   -                -          257,269               -
        Gain on debt restructuring                   -                -          (59,203)       (179,816)
    (Increase)/decrease in assets
        Accounts receivable                          -          (34,989)          25,181         (25,208)
        Inventories                                  -           25,991           11,159        (103,988)
        Prepaid expenses                          (536)         (10,150)             925          (1,313)
    Increase/(decrease) in liabilities
        Accounts payable and accrued
        liabilities                              2,098           98,561          266,210          54,540
        Customer deposits                            -                -          (44,304)         47,461
----------------------------------------------------------------------------------------------------------------
                                              (105,499)          26,350          (94,193)       (435,059)
    Loss on discontinued operations            (40,204)               -                -               -
----------------------------------------------------------------------------------------------------------------

                                               (145,703)          26,350          (94,193)       (435,059)
----------------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES
    Cash acquired on
         purchase of subsidiary                       -                -                -               -
    Purchase of capital assets                        -           (1,848)         (11,262)        (18,162)
----------------------------------------------------------------------------------------------------------------
                                                      -           (1,848)         (11,262)        (18,162)

----------------------------------------------------------------------------------------------------------------
TOTAL OPERATING AND INVESTING ACTIVITIES    $  (145,703)     $     24,502     $   (105,455)   $  (453,221)
----------------------------------------------------------------------------------------------------------------

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

                                                   KINESYS PHARMACEUTICALS, INC.
SUCCESSOR COMPANY AND PREDECESSOR COMPANY - STATEMENTS OF CASH FLOWS (CONTINUED) CONTINUED

                                                       (EXPRESSED IN US DOLLARS)

                                                    For the three-month periods       For the five-month periods
                                                                ended                              ended
                                                              September 30                       June 30
                                                            ------------------              --------------------
                                                            1999        1998(b)             1999            1998
                                                  (Consolidated)                  (Consolidated)
------------------------------------------------------------------------------------------------------------------
                                                     (Unaudited)    (Unaudited)                     (Unaudited)
TOTAL OPERATING AND INVESTING ACTIVITIES
     BROUGHT FORWARD                                  $(500,217)     $(373,629)       $(427,047)     $ (63,291)
------------------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES
    Issuance of common stock                               --           83,665          445,000        113,614
    Stock subscriptions receivable                         --             --              3,888        (26,287)
    Repayment of loans payable                             --          (75,190)            --             --
    Payment of  creditor protection amounts                --             --               --             --
    Issuance of common shares                              --             --               --             --
    Issuance of preferred shares                           --             --               --             --
    Loans payable                                          --             --               --             --
    Bank indebtedness                                      --             --               --             --
------------------------------------------------------------------------------------------------------------------
                                                           --           53,659          448,888         87,327
------------------------------------------------------------------------------------------------------------------

EFFECT OF EXCHANGE RATE ON CASH                          21,062         (2,325)           7,571           --
------------------------------------------------------------------------------------------------------------------

Increase (decrease)  in cash                            109,401        109,412          109,412         24,036

Cash, beginning of period                               109,481         24,036               69           --
------------------------------------------------------------------------------------------------------------------

Cash, end of period                                   $    --        $   1,216        $ 109,481      $  24,036
------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------

SUPPLEMENTAL INFORMATION:
      Interest paid                                   $   1,167      $  13,299        $     687      $    --
      Non cash investing and financing activities
      - Acquisition of subsidiary for common
        stock, less cash acquired (Note 2)            $    --        $    --          $ 596,398      $    --
      - Conversion of  debt to common shares          $    --        $    --          $    --        $    --
      - Forgiveness of shareholder loans                   --        $    --               --             --
------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------


                                                          For the period
                                                                    from
                                                      February 17, 1998)                          December 31     December 31
                                                         (incorporation)   January 1, 1999
                                                          to January 31,    to May 4, 1999            1998(b)         1997(b)
                                                                   1999             (a)(b)        (12 Months)      (12 Months

------------------------------------------------------------------------------------------------------------------------------

TOTAL OPERATING AND INVESTING ACTIVITIES
     BROUGHT FORWARD                                         $(145,703)          $  24,502         $(105,455)      $(453,221)
-------------------------------------------------------------------------
FINANCING ACTIVITIES
    Issuance of common stock                                   149,114                --                --              --
    Stock subscriptions receivable                              (3,888)               --                --              --
    Repayment of loans payable                                    --                  --                --              --
    Payment of  creditor protection amounts                       --                  --             (34,586)           --
    Issuance of common shares                                     --                10,995            35,323            --
    Issuance of preferred shares                                  --                  --              83,798         365,269
    Loans payable                                                 --               (28,340)           28,340          81,132
    Bank indebtedness                                             --                  --              (6,847)          6,820
-------------------------------------------------------------------------
                                                               145,226             (17,345)          106,028         453,221
-------------------------------------------------------------------------

EFFECT OF EXCHANGE RATE ON CASH                                    546              (4,065)            1,186            --

INCREASE (DECREASE)  IN CASH                                        69               3,092             1,759            --

CASH, beginning of period                                         --                 1,759              --              --
-------------------------------------------------------------------------

CASH, end of period                                          $      69           $   4,851         $   1,759       $    --
------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------

SUPPLEMENTAL INFORMATION:
      Interest paid                                          $    --             $    --           $    --         $    --
      Non cash investing and financing activities
      - Acquisition of subsidiary for common
        stock, less cash acquired (Note 2)                   $    --             $    --           $    --         $    --
      - Conversion of  debt to common shares                 $    --             $    --           $ 158,861       $    --
      - Forgiveness of shareholder loans                          --                  --           $ 693,461       $    --
------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------


(a) Acquisition Date (Note 2)
(b) Predecessor company

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

                                                  KINESYS PHARMACEUTICALS, INC.
  SUCCESSOR COMPANY AND PREDECESSOR COMPANY - SUMMARY OF SIGNIFICANT ACCOUNTING
                                                                       POLICIES

                                                      (EXPRESSED IN US DOLLARS)

INFORMATION RELATED TO THE FIVE-MONTH PERIOD ENDED JUNE 30, 1998 AND THE THREE-MONTH PERIODS ENDED SEPTEMBER 30, 1999 AND 1998 IS UNAUDITED

BASIS OF PRESENTATION        The previous fiscal year end of the
                             Company was January 31, 1999 and the Company has changed its year end to June 30, effective in 1999.

                             On May 4, 1999 the Company completed a major transaction acquiring all of the issued and outstanding common and preferred shares of KINeSYS Pharmaceutical Inc., a Canadian company engaged in the manufacture and distribution of cosmoceutical products (Note 2). As a result of the acquisition, the Company is no longer considered to be in the development stage. Subsequent to the acquisition, the Company changed its name from "Goldsearch Corporation" to "KINeSYS Pharmaceuticals, Inc."

PRINCIPLES OF
CONSOLIDATION                These financial statements are expressed in US
                             dollars and are prepared in accordance with accounting principles generally accepted in the United States. Consolidated figures include the accounts of the Company and its wholly-owned subsidiary. All significant intercompany accounts and transactions have been eliminated on consolidation.

UNAUDITED INTERIM
FINANCIAL STATEMENTS         In the opinion of the Company's
                             management, the Statements of Operations and Cash
                             Flows for the five-month period ended June 30, 1998
                             and three-month periods ended September 30, 1999 and 1998 contain all adjustments (consisting of only normal recurring adjustments) necessary to present fairly the information set forth therein.
                             The September 30, 1998 amounts represent the account of the Predecessor company only.

REVENUE RECOGNITION          Sales are recorded upon shipment to third parties
                             net of returned product.

INVENTORIES                  Inventories are stated at the lower of cost and net
                             realizable value. Cost is generally determined on a weighted average basis. Management reviews realizable values of inventory on a regular basis.
                             Obsolete or impaired inventory is written-off at such time that it is identified as such.

FIXED ASSETS                 Fixed assets are recorded at cost.
                             Depreciation is computed based on the estimated useful lives of the assets as follows:

                             Computers            -  30% declining-balance basis
                             Furniture and fixtures, equipment
                               and molds and dies -  20% declining-balance basis

                             Leasehold improvements are amortized over their estimated useful lives or the lives of the related leases, whichever is shorter.

                                                   KINESYS PHARMACEUTICALS, INC.
   SUCCESSOR COMPANY AND PREDECESSOR COMPANY - SUMMARY OF SIGNIFICANT ACCOUNTING
                                                            POLICIES - CONTINUED

                                                       (EXPRESSED IN US DOLLARS)

INFORMATION RELATED TO THE FIVE-MONTH PERIOD ENDED JUNE 30, 1998 AND THE THREE-MONTH PERIODS ENDED SEPTEMBER 30, 1999 AND 1998 IS UNAUDITED

GOODWILL Goodwill arising on the purchase of KINeSYS Pharmaceutical Inc. is being amortized on a straight-line basis over five years. Goodwill is evaluated for impairment when events or changes in circumstances indicate that the carrying amount of Goodwill may not be recoverable through the estimated undiscounted future cash flows resulting from the use of goodwill. When any such impairment exists, the goodwill will be written down to fair value in accordance with Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets".

FINANCIAL INSTRUMENTS        The Company's financial instruments
                             consist of cash, accounts receivable, and accounts payable and accrued liabilities. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair values of these financial instruments approximate their carrying values, unless otherwise noted, since they are short term in nature or they are receivable or payable on demand.

INCOME TAXES                 The Company follows the provisions of SFAS No.
                             109, "Accounting for Income Taxes", which requires the Company to recognize deferred tax liabilities and assets for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns using the liability method. Under this method, deferred tax liabilities and assets are determined based on the temporary differences between the financial statement carrying amounts and tax bases of assets and liabilities using enacted rates in effect in the years in which the differences are expected to reverse.

FOREIGN CURRENCY
TRANSLATION                  The Company conducts its business primarily from
                             its offices in Richmond, British Columbia, Canada and, therefore, a substantial portion of its business is conducted in Canadian currency. The financial position and results of operations of the Company's subsidiary are determined using the Canadian Dollar as the functional currency. Assets and liabilities of the subsidiary are translated at the exchange rate at the period end. Income statement accounts are translated at the average rate of exchange prevailing during the periods.
                             Translation adjustments arising from the use of differing exchange rates from period to period are included in the Accumulated Foreign Currency
                             Translation Adjustment account in Stockholders'
                             Equity.

                                                   KINESYS PHARMACEUTICALS, INC.
   SUCCESSOR COMPANY AND PREDECESSOR COMPANY - SUMMARY OF SIGNIFICANT ACCOUNTING
                                                            POLICIES - CONTINUED

                                                       (EXPRESSED IN US DOLLARS)

INFORMATION RELATED TO THE FIVE-MONTH PERIOD ENDED JUNE 30, 1998 AND THE THREE-MONTH PERIODS ENDED SEPTEMBER 30, 1999 AND 1998 IS UNAUDITED

LOSS PER SHARE               Loss per share is computed in accordance with SFAS
                             No. 128, "Earnings per Share". Basic loss per share is calculated by dividing the net loss available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution of securities that could share in earnings of an entity, similar to fully diluted earnings per share. In loss periods, dilutive common equivalent shares are excluded as the effect would be anti-dilutive. Basic and diluted earnings per share are the same for all periods presented.

                             For the three month period ended September 30, 1999 and the five month periods ended June 30, 1999 and 1998 and for the period from February 17, 1998 (incorporation) to January 31, 1999, stock options and warrants totalling 1,472,500, 1,472,500, Nil and Nil were not included in the computation of diluted earnings per share because their effect was anti-dilutive. The predecessor company was a private company and loss per share information is not presented in regard to predecessor information.

STOCK BASED
COMPENSATION                 The Company applies Accounting Principles Board
                             Opinion ("APB") 25, "Accounting for Stock Issued to
                             Employees", and related Interpretations in accounting for stock option plans. Under APB 25, compensation cost is recognized for stock options granted at prices below the market price of the underlying common stock on the date of grant.

                             SFAS No. 123, "Accounting for Stock-Based
                             Compensation", requires the Company to provide pro-forma information regarding net income as if compensation cost for the Company's stock option plan had been determined in accordance with the fair value based method prescribed in SFAS No. 123.

USE OF ESTIMATES             The preparation of financial statements in
                             accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from management's best estimates as additional information becomes available in the future.

                                                   KINESYS PHARMACEUTICALS, INC.
   SUCCESSOR COMPANY AND PREDECESSOR COMPANY - SUMMARY OF SIGNIFICANT ACCOUNTING
                                                            POLICIES - CONTINUED

                                                       (EXPRESSED IN US DOLLARS)

INFORMATION RELATED TO THE FIVE-MONTH PERIOD ENDED JUNE 30, 1998 AND THE THREE-MONTH PERIODS ENDED SEPTEMBER 30, 1999 AND 1998 IS UNAUDITED

NEW ACCOUNTING
PRONOUNCEMENTS               In June 1998, SFAS No. 133, "Accounting for
                             Derivative Instruments and Hedging Activities" was issued. SFAS No. 133 requires companies to recognize all derivatives contracts as either assets or liabilities on the balance sheet and to measure them at fair value. If certain conditions are met, a derivative may be specifically designated as a hedge, the objective of which is to match the timing of gain or loss recognition on the hedging derivative with the recognition of (i) the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk or (ii) the earnings effect of the hedged forecasted transaction. For a derivative not designated as a hedging instrument, the gain or loss is recognized in income in the period of change. SFAS No. 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 2000.

                             Historically, the Company has not entered into derivatives contracts either to hedge existing risks or for speculative purposes. Accordingly, the Company does not expect adoption of the new standards on July 1, 2000 to affect its financial statements.

                             In April 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-5 "Reporting on the Costs of Start-Up Activities" ("SOP 98-5") which provides guidance on the financial reporting of start-up costs and organization costs. It requires costs of start-up activities and organization costs to be expensed as incurred. SOP 98-5 was effective for fiscal years beginning after December 15, 1998 with initial adoption reported as the cumulative effect of a change in accounting principle. Adoption of this standard did not have a material affect on the financial statements.

                                                   KINESYS PHARMACEUTICALS, INC.
       SUCCESSOR COMPANY AND PREDECESSOR COMPANY - NOTES TO FINANCIAL STATEMENTS

                                                       (EXPRESSED IN US DOLLARS)

INFORMATION RELATED TO THE FIVE-MONTH PERIOD ENDED JUNE 30, 1998 AND THE THREE-MONTH PERIODS ENDED SEPTEMBER 30, 1999 AND 1998 IS UNAUDITED

1.    NATURE OF BUSINESS AND CONTINUED OPERATIONS

      The Company was incorporated in the state of Nevada on February 17, 1998. Until the acquisition of KINeSYS Pharmaceuticals Inc. on May 4, 1999 (Note
      2), the Company was involved in the acquisition and exploration of mineral properties. The Company is now focusing on selling cosmoceutical products for active individuals and athletes to wholesalers, distributors, retailers and the general public. The three main product lines include: suncare, treatment, and daily use products. Customers are located in Canada and the United States.

      These accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. As at June 30, 1999 the Company has had no significant operations and the Company's subsidiary has posted overall operating losses since its inception. The continuation of the Company is dependent upon the continuing financial support of creditors and stockholders and obtaining long-term financing as well as achieving a profitable level of operations. Management plans to raise equity capital to finance the operations and capital requirements of the Company. It is management's intention to raise approximately $1.2 million within the upcoming year. Amounts raised will be used to develop a U.S. focus for marketing arrangements, to enhance the Company's e-commerce ability through its website, to provide financing for the purchase and manufacture of inventories and for other working capital purposes including operational systems upgrades. While the Company is expending its best efforts to achieve the above plans, there is no assurance that any such activity will generate funds that will be available for operations.

      These conditions raise substantial doubt about the Company's ability to continue as a going concern. These financial statements do not include any adjustments that might arise from this uncertainty.

2.    ACQUISITION OF KINESYS PHARMACEUTICAL INC.

      On May 4, 1999 the Company acquired all of the issued and outstanding common and preferred stock of KINeSYS Pharmaceutical Inc. KINeSYS Pharmaceutical Inc. is a company incorporated in December 1993 in British Columbia, Canada that is engaged in the manufacture and distribution of cosmoceutical products for active individuals and athletes.

                                                   KINESYS PHARMACEUTICALS, INC.
       SUCCESSOR COMPANY AND PREDECESSOR COMPANY - NOTES TO FINANCIAL STATEMENTS
                                                       (EXPRESSED IN US DOLLARS)

INFORMATION RELATED TO THE FIVE-MONTH PERIOD ENDED JUNE 30, 1998 AND THE THREE-MONTH PERIODS ENDED SEPTEMBER 30, 1999 AND 1998 IS UNAUDITED

2.    ACQUISITION OF KINESYS PHARMACEUTICAL INC. - CONTINUED

      Consideration for the purchase was the issuance of 3,052,021 shares of common stock of the Company. The transaction was accounted for as a purchase. Accordingly, operations of KINeSYS Pharmaceutical Inc. have been included in the consolidated financial statements from May 4, 1999. The value of the consideration paid, being the common stock of the Company, was determined using quoted trading prices close to the date of substantial agreement to the terms of the acquisition of $0.197 per share. The value of the consideration paid exceeded the net book value of KINeSYS Pharmaceutical Inc. at the transaction date by $731,715. The excess consideration, or "goodwill", is being amortized to income on a straight-line basis over five years.

      The summarized unaudited pro-forma results of operations set forth below for the period from February 17, 1998 (incorporation) to January 31, 1999 and for the five months ended June 30, 1999 assume that the acquisition occurred as of February 18, 1998 (the incorporation date).

                                                                                          Period from
                                                                                         February 17,
                                                                      FIVE MONTHS                1998
                                                                            ENDED     (incorporation)
                                                                          JUNE 30      to January 31,
                                                                             1999                1999
      Sales                                                             $  123,474       $  622,930
      Net loss for the period before
        discontinued operations and extraordinary item                  $ (292,583)      $ (914,872)
      Net loss for the period                                           $ (292,583)      $ (855,669)
      Basic and diluted loss per share                                  $    (0.05)      $    (0.26)

3.    INVENTORIES

                                              September 30      JUNE 30  January 31       May 4  December 31
                                                     1999        1999         1999     1999 (b)      1998(b)
      Packaging                                $    26,150 $    24,743  $         - $    10,652 $    10,050
      Finished goods                                83,192      87,318            -      96,779     116,757
                                               $   109,342 $   112,061  $         - $   107,431 $   126,807

(b) Predecessor company

                                                   KINESYS PHARMACEUTICALS, INC.
       SUCCESSOR COMPANY AND PREDECESSOR COMPANY - NOTES TO FINANCIAL STATEMENTS
                                                       (EXPRESSED IN US DOLLARS)

INFORMATION RELATED TO THE FIVE-MONTH PERIOD ENDED JUNE 30, 1998 AND THE THREE-MONTH PERIODS ENDED SEPTEMBER 30, 1999 AND 1998 IS UNAUDITED


4.    FIXED ASSETS

                                                                 September 30
                                                                         1999
                                                 Accumulated         Net Book
                                       Cost      Depreciation           Value
      Computers                   $   25,005        $ 20,548       $   4,457

      Furniture and fixtures          26,105           9,394          16,711
      Warehouse equipment              1,788           1,009             779

      Leasehold improvements           6,758           6,758               -

      Molds and dies                  21,888          12,498           9,390

                                  $   81,544        $ 50,207       $  31,337
                                                                      June 30      January 31
                                                                         1999            1999
                                                  Accumulated        Net Book        Net Book
                                       Cost      Depreciation           Value           Value
      Computers                   $   25,005        $ 20,186       $   4,820           $    -

      Furniture and fixtures          21,453           7,637          13,816                -

      Warehouse equipment              1,788             968             820                -

      Leasehold improvements           6,758           6,758               -                -

      Molds and dies                  21,888          12,004           9,884                -

                                  $   76,892        $ 47,553       $  29,340            $   -

                                                                      May 4
                                                                   1999 (b)
                                                  Accumulated      Net Book
                                       Cost      Depreciation         Value
      Computers                   $   21,730        $ 16,056       $  5,674

      Furniture and fixtures          21,841           7,326         14,515

      Warehouse equipment              1,820             945            875

      Molds and dies                  22,284          11,989          10,295
                                  $   67,675        $ 36,316       $  31,359
                                                                  December 31
                                                                     1998 (b)
                                                 Accumulated         Net Book
                                       Cost      Depreciation           Value
      Computers                   $   22,008        $ 14,764       $   7,244
      Furniture and fixtures          18,774           4,232          14,542
      Warehouse equipment              1,574             673             901

      Molds and dies                  19,264           8,787          10,477
                                  $   61,620        $ 28,456       $  33,164

(b) Predecessor company

                                                   KINESYS PHARMACEUTICALS, INC.

       SUCCESSOR COMPANY AND PREDECESSOR COMPANY - NOTES TO FINANCIAL STATEMENTS
                                                       (EXPRESSED IN US DOLLARS)

INFORMATION RELATED TO THE FIVE-MONTH PERIOD ENDED JUNE 30, 1998 AND THE THREE-MONTH PERIODS ENDED SEPTEMBER 30, 1999 AND 1998 IS UNAUDITED

5.    GOODWILL

                                                           Accumulated         Net Book
                                                 Cost      Amortization           Value
      Goodwill, September 30, 1999          $  731,715    $      60,976     $  670,739



      Goodwill, June 30, 1999               $  731,715    $      24,391     $  707,324



6.    SHARE CAPITAL

      a) On April 6, 1999 the Company effected a 25 to 1 share consolidation. References to common shares issued and outstanding in comparative figures have been adjusted to post-consolidation amounts. As part of the restructuring, the Company issued 4,525,000 shares of common stock to certain investors at $0.01.

           Proceeds from the issuance of 4,525,000 shares totalling $45,250 were deposited in escrow to be released pro-rata in specified amounts to an individual as a financing arrangement fee within the upcoming year. The financing arrangement fee has been recognized in the Statement of Operations for the five-month period ended June 30, 1999.

      b) On June 28, 1999, the Company's Board of Directors adopted the 1999 Stock Option Plan which provides for the granting of stock options to purchase up to 900,000 shares of the Company's common stock. The stock option plan permits the granting of incentive and non-qualifying stock options to officers, employees and consultants of the Company and its subsidiary. Under the 1999 Stock Option Plan exercise prices and terms are determined by the Board of Directors. For incentive options, the exercise price shall not be less than fair market value of the Company's common stock on the grant date. Options granted are not to exceed terms beyond ten years.

           On June 30, 1999, the Company granted options to employees, directors and consultants to purchase 752,500 shares of common stock at $1.00 with a weighted average remaining contractual life of the options of
           2.65 years. All the options remained outstanding at June 30, 1999. There were no options granted during the year ended January 31, 1999. Outstanding options for the purchase of common shares, granted to employees, directors and consultants vest over a three-year period. Stock options exercisable at June 30, 1999 totalled 207,051.

                                                   KINESYS PHARMACEUTICALS, INC.
       SUCCESSOR COMPANY AND PREDECESSOR COMPANY - NOTES TO FINANCIAL STATEMENTS

                                                       (EXPRESSED IN US DOLLARS)

INFORMATION RELATED TO THE FIVE-MONTH PERIOD ENDED JUNE 30, 1998 AND THE THREE-MONTH PERIODS ENDED SEPTEMBER 30, 1999 AND 1998 IS UNAUDITED


6.    SHARE CAPITAL - CONTINUED

      b) Pro-forma information regarding Net Loss and Loss per Share is required under SFAS No. 123, and has been determined as if the Company had accounted for its stock options under the fair value method of SFAS No. 123. The weighted average fair value of options granted in the five-month period ended June 30, 1999 was $0.87. The fair value of these options was estimated at the date of the grant using a Black-Scholes option pricing model with the following assumptions: no dividends, a risk-free interest rate of 4.95%, volatility factor of the expected market price of the Company's common stock of 315% and a weighted average expected life of the options of four years.

          Under the accounting provisions of SFAS No. 123, the Company's Net Loss and Loss per Share on a pro-forma basis would be materially unchanged from the reported amounts for the five-month period ended June 30, 1999.

      c) During the five-month period ended June 30, 1999, the Company granted the following warrants to purchase shares of common stock:

                                                              Exercise Price   Exercise Price   Exercise Price
                                                                       $0.75            $1.00            $1.25
                                                                       -----            -----             ----
      Balance, January 31, 1999                                           -                -                -
      Granted during the period
      -  exercisable within 10 business days of acquisition of
         the Company's subsidiary                                   533,000                -                -
      -  exercisable upon 10 business days of the earlier of
         approval by the SEC of the Company's registration
         statement or September 1, 1999                                   -          400,000                -
      -  exercisable by December 31, 1999                                 -                -          320,000
      Exercised during the period                                  (533,000)               -                -

                                                                          -           400,000          320,000

          There were no warrants granted or exercised during the quarter ended September 30, 1999. No warrants were granted during the Company's year ended January 31, 1999.

      d) Subsequent to June 30, 1999, the Company issued 564,000 common shares in advance of future advertising and promotional services. These shares were issued in the quarter ended September 30, 1999.

      e) Common stock held in escrow at September 30, 1999 and June 30, 1999 totalled 2,880,000 (Nil in other comparative periods). Stock is to be released from escrow based upon the exercise of stock purchase warrants. Subsequent to June 30, 1999, the Company commenced the process of filing documentation to release the first 960,000 shares of common stock from escrow however this was not completed by September 30,1999. The remaining shares held in escrow will be released in tranches of 960,000 shares of common stock as warrants are exercised.

      f) The Company applies Accounting Principles Board ("APB") No. 25, "Accounting for Stock Issued to Employees" and related interpretations in accounting for stock options. Under APB 25, the predecessor company recorded compensation expense in 1998 of $257,269 related to the grant of the options to employees and directors consisting of the difference between the exercise price and the market value of the predecessor's common stock at the grant date.

                                                   KINESYS PHARMACEUTICALS, INC.
       SUCCESSOR COMPANY AND PREDECESSOR COMPANY - NOTES TO FINANCIAL STATEMENTS

                                                       (EXPRESSED IN US DOLLARS)

INFORMATION RELATED TO THE FIVE-MONTH PERIOD ENDED JUNE 30, 1998 AND THE THREE-MONTH PERIODS ENDED SEPTEMBER 30, 1999 AND 1998 IS UNAUDITED

7.    DISCONTINUED OPERATIONS

      On May 4, 1999, upon conclusion of the acquisition of KINeSYS Pharmaceutical Inc., the Company discontinued its involvement in mineral exploration activity. Mineral exploration expenses incurred to the measurement date totalled $Nil (January 31, 1999 - $40,204; June 30, 1998
      - $24,189). There was no revenue earned during the five-month periods ended June 30, 1999 and 1998 or during the year ended January 31, 1999. There was no gain or loss recognized on discontinuance.


8.    EXTRAORDINARY ITEM

      In 1996 the predecessor company filed a Notice of Intent to make a proposal under the Bankruptcy and Insolvency Act. Under the proposal, the unsecured creditors of the day were paid 50% of amounts owing. This proposal was accepted by the courts in February 1997 and all repayments were made by the end of 1998. In 1997 the predecessor company settled all amounts payable with a waiver by the creditors of an amount of $179,816 which was recognized as an extraordinary item. In 1998, a further $59,203 was waived and also treated as an extraordinary item.


9.    RELATED PARTY TRANSACTIONS

      Related party transactions not disclosed elsewhere in these financial statements are as follows:

      a) The Company's subsidiary signed a three year contract with an investment company, which is owned by a stockholder, for the provision of financial and management services at a monthly fee of CDN$5,000. The Company paid $6,704 during the five-month period ended June 30, 1999 (January 31, 1999 - $Nil; June 30, 1998 - $Nil, Period
           Jan 1, 1999 to May 4, 1999 - $13,300, Year ended Dec 31, 1998 -
           $19,800, Year ended Dec 31, 1998 - $nil). The contract expires in July, 2002.

      b) The Company also paid fees to a consulting company, which is owned by two shareholders, for a provision of consulting services. During the five-month period ended June 30, 1999, fees totalled $6,704 (January 31, 1999 - $Nil; June 30, 1998 - $Nil, Period Jan 1, 1999
           to May 4, 1999 - $13,300, Year ended Dec 31, 1998 - $nil, Year ended Dec 31, 1997 - $nil)


      Related party transactions are recorded at the exchange amount, being the amount of consideration established and agreed to by the related parties.

                                                   KINESYS PHARMACEUTICALS, INC.
       SUCCESSOR COMPANY AND PREDECESSOR COMPANY - NOTES TO FINANCIAL STATEMENTS

                                                       (EXPRESSED IN US DOLLARS)

INFORMATION RELATED TO THE FIVE-MONTH PERIOD ENDED JUNE 30, 1998 AND THE THREE-MONTH PERIODS ENDED SEPTEMBER 30, 1999 AND 1998 IS UNAUDITED

10.   SEGMENTED INFORMATION

      For the five-month period ended June 30, 1999, approximately $3,400 of the Company's sales were made to customers in the United States (January 31, 1999 and June 30, 1998 - $Nil). The remainder of sales were made to Canadian customers.

      For the predecessor company sales to customers in the United States were approximately as follows (with the remainder to Canadian customers):

      6 month period ended June 30 1998                                   $            -
      Period January 1, 1999 to May 4, 1999                               $        7,847
      Year ended December 31, 1998                                        $      380,000
      Year ended December 31, 1997                                        $            -


11.   INCOME TAXES

      At June 30, 1999 the Company had deferred tax assets of approximately $670,000 (January 31, 1999 - $50,000) principally arising from net operating losses carried forward in the subsidiary in Canada. As management of the Company cannot determine if it is more likely than not that the Company will receive the benefit of this asset, a valuation allowance equal to the deferred tax asset has been established at June 30, 1999, May 4, 1999 (the date of acquisition) and January 31, 1999. The Company evaluates its valuation allowance requirements based on projected future operations. When circumstances change and this causes a change in management's judgement about the recoverability of deferred tax assets, the impact of the change on the valuation allowance is reflected in current income.

      At June 30, 1999, the Company's subsidiary had losses available for Canadian income tax purposes of approximately $1,300,000. These losses will expire as follows:

                           2000              $    102,000
                           2001              $    469,000
                           2002              $     38,000
                           2003              $    185,000
                           2004              $    352,000
                           2005              $     57,000
                           2006              $     97,000

      The Company has net operating losses carried forward for US tax purposes of approximately $250,000 which expires in 2018 and 2019.
      At September 30, 1999 deferred tax assets totalled approximately $770,000 and the Company has again established a valuation allowance of equal amount. The increase in losses of approximately $100,000 from June 30, 1999 will expire in 2007.

                                                   KINESYS PHARMACEUTICALS, INC.
       SUCCESSOR COMPANY AND PREDECESSOR COMPANY - NOTES TO FINANCIAL STATEMENTS

                                                       (EXPRESSED IN US DOLLARS)

INFORMATION RELATED TO THE FIVE-MONTH PERIOD ENDED JUNE 30, 1998 AND THE THREE-MONTH PERIODS ENDED SEPTEMBER 30, 1999 AND 1998 IS UNAUDITED

12.   COMMITMENT

      Beginning at such time as the Company's subsidiary achieves annual gross revenue in North America of CDN$1,000,000, the Company will be subject to a Royalty Agreement which will require payment of 2.5% of gross North American revenues of the Company's subsidiary in excess of CDN$1,000,000. The agreement will expire upon payment of an aggregate royalty of CDN$1,250,000 before October 1, 2001 or CDN$1,500,000 thereafter. Management is presently attempting to renegotiate this agreement.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

The Unaudited Pro Forma Consolidated Financial Information reflects financial information which gives effect to the acquisition of all the outstanding common shares of KINeSYS Pharmaceutical Inc. in exchange for 3,052,021 shares of common stock of the Registrant at a deemed value of $0.197 per share.

The Pro Forma Consolidated Statements included herein reflect the use of the purchase method of accounting for the above transaction. Such financial information has been prepared from, and should be read in conjunction with, the historical financial statements and notes thereto included elsewhere in this 10-SB registration statement.

The Pro Forma Consolidated Statement of Operations gives effect to the transaction as if it had occurred at the beginning of the earliest period presented, combining the results of the Registrant and KINeSYS Pharmaceutical Inc. for the five-month period ended June 30, 1999. Sales and income for the month of January 1999 for KINeSYS Pharmaceutical Inc. are not reflected in the pro forma consolidated financial information. Sales and the net loss for January 1999 amount to $4,175 and $23,765, respectively.

As well, the Pro Forma Consolidated Statement of Operations combines the accounts of the Registrant and KINeSYS Pharmaceutical Inc. for the years ended January 31, 1999 and December 31, 1998, respectively.

The Pro Forma Consolidated Financial Information is unaudited and is not necessarily indicative of the consolidated results which actually would have occurred if the above transactions had been consummated at the beginning of the periods presented; nor does it purport to present the results of operations for future periods.

KINESYS PHARMACEUTICALS, INC.
PRO FORMA STATEMENT OF OPERATIONS
FOR THE FIVE-MONTH PERIOD ENDED JUNE 30, 1999
(EXPRESSED IN US DOLLARS)
(UNAUDITED)

                                            KINeSYS
                                     Pharmaceuticals, Inc.     KINeSYS
                                     (formerly Goldsearch   Pharmaceutical                   Pro Forma
                                          Corporation)           Inc.        Adjustments      Balance
-------------------------------------------------------------------------------------------------------
SALES                                $              52,856  $       70,618                   $  123,474

COST OF SALES                                       14,819          25,197                       40,016
                                     ------------------------------------------------------------------
                                                    38,037          45,421                       83,458
                                     ------------------------------------------------------------------
EXPENSES
    Advertising and promotion                       50,661          13,242                       63,903
    Amortization of Goodwill                        24,391             -          36,585         60,976
    Bad Debts                                        4,808             -                          4,808
    Bank Charges and Interest                        4,918             255                        5,173
    Commissions                                      3,431             -                          3,431
    Consulting Fees                                 13,707          25,885                       39,592
    Depreciation                                     1,476           2,672                        4,148
    Financing Arrangement fee                       45,250             -                         45,250
    Insurance                                          204             164                          368
    Interest                                            18             974                          992
    Licenses and dues                                  912           2,352                        3,264
    Office                                          11,687           5,071                       16,758
    Professional fees                               65,789           8,841                       74,630
    Rent                                             3,490           2,309                        5,799
    Repairs and maintenance                          1,354             204                        1,558
    Salaries and benefits                           18,043           7,418                       25,461
    Telephone and utilities                          1,270           3,216                        4,486
    Trade shows                                      4,454           1,579                        6,033
    Travel                                           5,221           4,190                        9,411
                                     ------------------------------------------------------------------
                                                   261,084          78,372        36,585        376,041
                                     ------------------------------------------------------------------
NET LOSS FOR THE PERIOD              -$            223,047  -$      32,951    -$  36,585    -$  292,583
                                     ------------------------------------------------------------------
                                     ------------------------------------------------------------------
BASIC AND DILUTED LOSS PER SHARE                                                                  -0.05
                                                                                            -----------
                                                                                            -----------
WEIGHTED AVERAGE SHARES OUTSTANDING                                                           6,054,054
                                                                                            -----------
                                                                                            -----------

    The accompanying notes are an integral part of these financial statements

KINESYS PHARMACEUTICALS, INC.
PRO FORMA STATEMENT OF OPERATIONS
FOR THE YEAR ENDED JANUARY 31, 1999
(EXPRESSED IN US DOLLARS)
(UNAUDITED)



                                            KINeSYS
                                     Pharmaceuticals, Inc.     KINeSYS
                                     (formerly Goldsearch   Pharmaceutical                    Pro Forma
                                          Corporation)           Inc.         Adjustments      Balance
-------------------------------------------------------------------------------------------------------
SALES                                $                -     $      622,930    $      -       $  622,930

COST OF SALES                                         -            255,578           -          255,578
                                     ------------------------------------------------------------------
                                                      -            367,352           -          367,352
                                     ------------------------------------------------------------------
EXPENSES

    Advertising and promotion                         -            237,431           -          237,431
    Amortization of Goodwill                          -               -           146,343       146,343
    Bad Debts                                         -              4,588           -            4,588
    Bank Charges and Interest                         -             11,589           -           11,589
    Commissions                                       -             73,398           -           73,398
    Consulting Fees                                 28,000          66,398           -           94,398
    Depreciation                                      -             10,631           -           10,631
    Insurance                                         -              3,335           -            3,335
    Interest                                          -             28,380           -           28,380
    Investor relations                              20,708            -              -           20,708
    Licenses and dues                                 -             15,586           -           15,586
    Office                                           7,423          28,639           -           36,062
    Professional fees                               24,791          38,668           -           63,459
    Rent                                            20,838          18,797           -           39,635
    Repairs and maintenance                           -              6,502           -            6,502
    Salaries and benefits                             -            104,194           -          104,194
    Stock Compensation Benefit                        -            257,269           -          257,269
    Telephone and utilities                          5,301          10,664           -           15,965
    Trade shows                                       -             33,938           -           33,938
    Travel                                            -             38,609           -           38,609
                                     ------------------------------------------------------------------
                                                   107,061         988,616        146,343     1,242,020
                                     ------------------------------------------------------------------
LOSS FROM CONTINUING OPERATIONS      -             107,061  -      621,264    -   146,343    -  874,668
                                     ------------------------------------------------------------------
                                     ------------------------------------------------------------------
BASIC AND DILUTED LOSS PER SHARE
      From continuing operations                                                            -$     0.26
                                                                                            -----------
                                                                                            -----------
WEIGHTED AVERAGE SHARES OUTSTANDING                                                           3,317,204
                                                                                            -----------
                                                                                            -----------



    The accompanying notes are an integral part of these financial statements

KINESYS PHARMACEUTICALS, INC.

NOTE TO PRO FORMA STATEMENTS
(EXPRESSED IN US DOLLARS)
(UNAUDITED)

1 To reflect the acquisition of Kinesys Pharmaceutical Inc. on May 4, 1999 in exchange for 3,052,021 shares of common stock at a deemed price of $0.197 per share totalling $601,249. The carrying value of net assets at the acquisition date approximated the fair values. The portion of the purchase price allocated to goodwill would have caused amortization to increase by $36,585 and $146,343 for the five-month period ended June 30, 1999 and for the year ended January 31, 1999, respectively.

      Goodwill of $731,715 is being amortized on a straight-line basis over five years.

PART III

ITEM 1.  INDEX TO EXHIBITS

         The following exhibits are filed with this Registration Statement:




Exhibit No.    Exhibit Name
-----------    ------------
2.1            Articles of Incorporation of Company, filed February 17, 1998
               (filed with Form 10-SB on 10/6/99).

2.2 Articles of Amendment of Articles of Incorporation of Company, filed March 29, 1999 (filed with Form 10-SB on 10/6/99).

2.3            Bylaws of the Company (filed with Form 10-SB on 10/6/99).

6.1            Royalty Agreement dated 12/17/96 (filed with Form 10-SB on
               10/6/99).

6.2            KINeSYS 1999 Stock Option Plan (filed with Form 10-SB on
               10/6/99).

27             Financial Data Schedule (filed with Form 10-SB on 10/6/99)



ITEM 2.  DESCRIPTION OF EXHIBITS

         See Item 1 above.

SIGNATURES

         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        KINeSYS PHARMACEUTICALS, INC.
                                        (Registrant)

Date: November 24, 1999                 By:  /s/ Jonathan Mara
                                        ----------------------
                                           Jonathan Mara, CEO